Exhibit 99.1

Manulife Financial Corporation

Consolidated Financial Statements

For the year ended December 31, 2009

Consolidated Financial Statements

Table of Contents

3	Responsibility for Financial Reporting

4	Appointed Actuary’s Report to the Shareholders

4	Independent Auditors’ Report to the Shareholders

5	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

6	Consolidated Balance Sheets

7	Consolidated Statements of Operations

8	Consolidated Statements of Equity

9	Consolidated Statements of Comprehensive Income (Loss)

10	Consolidated Statements of Cash Flows

11	Segregated Funds Consolidated Statements of Net Assets

11	Segregated Funds Consolidated Statements of Changes in Net Assets

12	Notes to Consolidated Financial Statements

2	2009 Annual Report

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Donald A. Guloien President and Chief Executive Officer	Michael W. Bell Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 19, 2010

2009 Annual Report	3

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2009 and 2008 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Simon Curtis, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 19, 2010

Independent Auditors’ Report to the Shareholders

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2009 and 2008 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2009 and 2008 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 19, 2010

4	2009 Annual Report

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2009 and 2008 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 19, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 19, 2010

2009 Annual Report	5

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2009	2008
Assets
Invested assets (note 4)
Cash and short-term securities	$18,780	$17,269
Securities
Bonds	85,107	83,148
Stocks	9,688	8,240
Loans
Mortgages	30,699	30,963
Private placements	22,912	25,705
Policy loans	6,609	7,533
Bank loans	2,457	2,384
Real estate	5,897	6,345
Other investments	5,321	5,914
Total invested assets	$187,470	$187,501
Other assets
Accrued investment income	$1,540	$1,760
Outstanding premiums	812	799
Goodwill and intangible assets (note 5)	9,127	10,044
Derivatives (note 6)	2,680	7,883
Miscellaneous	3,511	3,038
Total other assets	$17,670	$23,524
Total assets	$205,140	$211,025
Segregated funds net assets	$191,741	$165,380

Liabilities and Equity
Policy liabilities (note 7)	$141,687	$146,344
Deferred realized net gains	108	127
Bank deposits	14,735	12,210
Consumer notes (note 9)	1,291	1,876
Long-term debt (note 10)	3,308	3,689
Future income tax liability (note 11)	1,178	1,794
Derivatives (note 6)	2,656	6,389
Other liabilities	6,487	7,508
	$171,450	$179,937
Liabilities for preferred shares and capital instruments (note 12)	4,581	3,674
Non-controlling interest in subsidiaries	202	217
Equity
Participating policyholders’ equity	80	62
Shareholders’ equity
Preferred shares (note 13)	1,422	638
Common shares (note 13)	18,937	16,157
Contributed surplus	182	160
Retained earnings (1)	12,870	12,796
Accumulated other comprehensive income (loss) on available-for-sale securities	612	(521)
on cash flow hedges	(48)	(325)
on translation of self-sustaining foreign operations	(5,148)	(1,770)
Total equity	$28,907	$27,197
Total liabilities and equity	$205,140	$211,025
Segregated funds net liabilities	$191,741	$165,380

(1)	Opening retained earnings as at January 1, 2007 have been restated. Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien President and Chief Executive Officer	Gail Cook-Bennett Chair of the Board of Directors

6	2009 Annual Report

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2009	2008
Revenue
Premium income (note 20)	$22,946	$23,252
Investment income (note 4)
Investment income	8,041	8,094
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,262	(3,796)
Other revenue	5,858	5,453
Total revenue	$40,107	$33,003
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$5,029	$6,539
Maturity and surrender benefits	7,247	8,767
Annuity payments	3,207	3,034
Policyholder dividends and experience rating refunds	1,418	1,518
Net transfers to segregated funds	1,789	1,563
Change in actuarial liabilities	11,391	780
General expenses	3,682	3,546
Investment expenses (note 4)	947	943
Commissions	3,980	4,235
Interest expense (note 4)	1,301	1,187
Premium taxes	284	280
Non-controlling interest in subsidiaries	(16)	34
Total policy benefits and expenses	$40,259	$32,426

(Loss) income before income taxes	$(152)	$577
Income tax recovery (expense) (note 11)	1,572	(80)
Net income	$1,420	$497

Net income (loss) attributed to participating policyholders	$18	$(20)

Net income attributed to shareholders	$1,402	$517
Preferred share dividends	(64)	(30)
Net income available to common shareholders	$1,338	$487

Weighted average number of common shares outstanding (in millions) (note 15)	1,626	1,502
Weighted average number of diluted common shares outstanding (in millions) (note 15)	1,631	1,512

Basic earnings per common share	$0.82	$0.32
Diluted earnings per common share (note 15)	$0.82	$0.32
Dividends per common share	$0.78	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

2009 Annual Report	7

Consolidated Statements of Equity

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Participating policyholders’ equity
Balance, January 1	$62	$82
Income (loss) for the year	18	(20)
Balance, December 31	$80	$62

Preferred shares
Balance, January 1	$638	$638
Issued (note 13)	800	–
Issuance costs, net of tax	(16)	–
Balance, December 31	$1,422	$638

Common shares
Balance, January 1	$16,157	$14,000
Issued on exercise of stock options and deferred share units and acquisition of subsidiary (note 13)	166	50
Issued by private placement and public offering, net (note 13)	2,435	2,208
Issued under dividend reinvestment and share purchase plans (note 13)	179	–
Purchase and cancellation (note 13)	–	(101)
Balance, December 31	$18,937	$16,157

Contributed surplus
Balance, January 1	$160	$140
Exercise of stock options	(1)	(7)
Stock option expense (note 15)	24	24
Tax benefit (loss) of stock options exercised	(1)	3
Balance, December 31	$182	$160

Shareholders’ retained earnings(1)
Balance, January 1	$12,796	$14,105
Net income attributed to shareholders	1,402	517
Preferred share dividends	(64)	(30)
Common share dividends	(1,264)	(1,494)
Purchase and cancellation of common shares (note 13)	–	(302)
Balance, December 31	$12,870	$12,796

Accumulated other comprehensive (loss) income (“AOCI”)
On available-for-sale securities
Balance, January 1	$(521)	$1,327
Increase (decrease) in unrealized gains/losses, net of taxes	1,133	(1,848)
Balance, December 31	$612	$(521)

On cash flow hedges
Balance, January 1	$(325)	$(36)
Increase (decrease) in unrealized gains/losses, net of taxes	277	(289)
Balance, December 31	$(48)	$(325)

On translation of self-sustaining foreign operations
Balance, January 1	$(1,770)	$(6,166)
Increase (decrease) in unrealized currency translation gains/losses, net of taxes	(3,378)	4,396
Balance, December 31	$(5,148)	$(1,770)
Total of shareholders’ retained earnings and AOCI	$8,286	$10,180
Total equity	$28,907	$27,197

(1)	Opening retained earnings as at January 1, 2007 have been restated. Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

8	2009 Annual Report

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31,

(Canadian $ in millions)	2009	2008

Net income attributed to shareholders	$1,402	$517
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities Unrealized gains (losses) arising during the year	$925	$(1,944)
Reclassification of realized losses and impairments to net income	208	96
	$1,133	$(1,848)
Change in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized gains (losses) arising during the year	$284	$(364)
Reclassification of realized (gains) losses to net income	(7)	75
	$277	$(289)
Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translating financial statements	$(3,940)	$5,143
On hedges	562	(747)
	$(3,378)	$4,396
Total other comprehensive (loss) income	$(1,968)	$2,259
Total comprehensive (loss) income attributed to shareholders	$(566)	$2,776

Income taxes included in components of Other Comprehensive Income (Loss)

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Income tax expense (recovery)
Change in unrealized gains/losses on available-for-sale financial securities Income tax expense (recovery) from unrealized gains/losses arising during the year	$402	$(813)
Income tax recovery related to reclassification of realized gains/losses and impairments/recoveries to net income	123	88
	$525	$(725)
Change in unrealized gains/losses on derivative investments designated as cash flow hedges Income tax expense (recovery) from unrealized gains/losses arising during the year	$154	$(196)
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	(4)	40
	$150	$(156)
Change in unrealized currency translation gains/losses of self-sustaining operations Income tax expense (recovery) on translation and hedges	$249	$(305)
Total income tax expense (recovery)	$924	$(1,186)

The accompanying notes are an integral part of these consolidated financial statements.

2009 Annual Report	9

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Operating activities
Net income	$1,420	$497
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional annuity contracts	13,861	3,853
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(112)	(225)
Accretion of discount	(350)	(327)
Other amortization	304	253
Net realized and unrealized (gains) losses including impairments	(2,074)	4,708
Changes in fair value of consumer notes	106	(22)
Future income tax recovery	(1,275)	(237)
Stock option expense	24	24
Non-controlling interest in subsidiaries	(16)	34
Net income adjusted for non-cash items	$11,888	$8,558
Changes in policy related and operating receivables and payables	134	(636)
Cash provided by operating activities	$12,022	$7,922

Investing activities
Purchases and mortgage advances	$(48,429)	$(49,567)
Disposals and repayments	38,184	41,859
Amortization of premium	511	500
Changes in investment broker net receivables and payables	(59)	18
Net cash decrease from purchase of subsidiaries	(13)	(16)
Cash used in investing activities	$(9,806)	$(7,206)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(1,123)	$1,046
Issue of long-term debt, net proceeds	1,593	3,916
Repayment of long-term debt	(2,000)	(1,611)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(2,470)	(3,073)
Consumer notes matured	(527)	(703)
Bank deposits, net	2,595	2,134
Shareholder dividends paid in cash	(1,149)	(1,524)
Funds borrowed (repaid), net	(10)	34
Issue of debentures	1,000	–
Capital from joint venture partner	35	–
Purchase and cancellation of common shares	–	(403)
Preferred shares issued, net	784	–
Common shares issued, net	2,455	2,254
Cash provided by financing activities	$1,183	$2,070

Cash and short-term securities
Increase during the year	$3,399	$2,786
Currency impact on cash and short-term securities	(1,934)	2,138
Balance, January 1	16,790	11,866
Balance, December 31	$18,255	$16,790

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$17,269	$12,354
Net payments in transit, included in other liabilities	(479)	(488)
Net cash and short-term securities, January 1	$16,790	$11,866

End of year
Gross cash and short-term securities	$18,780	$17,269
Net payments in transit, included in other liabilities	(525)	(479)
Net cash and short-term securities, December 31	$18,255	$16,790

The accompanying notes are an integral part of these consolidated financial statements.

10	2009 Annual Report

Segregated Funds Consolidated Statements of Net Assets

As at December 31,

(Canadian $ in millions)	2009	2008
Investments, at market value
Cash and short-term securities	$3,447	$4,255
Bonds	7,340	7,241
Stocks and mutual funds	177,504	149,959
Other investments	5,267	4,773
Accrued investment income	76	90
Other liabilities, net	(1,893)	(938)
Total segregated funds net assets	$191,741	$165,380

Composition of segregated funds net assets:
Held by policyholders	$190,665	$164,807
Held by the Company	118	220
Held by other contract holders (note 1(e))	958	353
Total segregated funds net assets	$191,741	$165,380

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31,

(Canadian $ in millions)	2009	2008
Net policyholder cash flow
Deposits from policyholders	$29,084	$34,205
Net transfers from general fund	1,789	1,563
Payments to policyholders	(18,531)	(18,745)
	$12,342	$17,023

Investment related
Interest and dividends	$5,123	$6,699
Net realized and unrealized investment gains (losses)	33,692	(64,729)
	$38,815	$(58,030)

Other
Management and administrative fees	$(3,204)	$(2,949)
Other contracts consolidated with segregated funds (note 1(e))	868	–
Currency revaluation	(22,460)	33,792
	$(24,796)	$30,843

Net additions (deductions)	$26,361	$(10,164)
Segregated funds net assets, January 1	165,380	175,544
Segregated funds net assets, December 31	$191,741	$165,380

The accompanying notes are an integral part of these consolidated financial statements.

2009 Annual Report	11

Notes to Consolidated Financial Statements

Note		Page Reference
1.	Nature of Operations and Significant Accounting Policies	13
2.	Changes in Accounting Policies	17
3.	Future Accounting and Reporting Changes	17
4.	Invested Assets and Investment Income	18
5.	Goodwill and Intangible Assets	25
6.	Derivative and Hedging Instruments	26
7.	Policy Liabilities	30
8.	Risk Management	34
9.	Consumer Notes	44
10.	Long-Term Debt	45
11.	Income Taxes	46
12.	Liabilities for Preferred Shares and Capital Instruments	48
13.	Share Capital	49
14.	Capital Management	51
15.	Stock-Based Compensation	51
16.	Employee Future Benefits	53
17.	Variable Interest Entities	58
18.	Commitments and Contingencies	60
19.	Fair Value of Financial Instruments	63
20.	Segmented Information	66
21.	Material Differences Between Canadian and United States Generally Accepted Accounting Principles	69
22.	Comparatives	85

12	2009 Annual Report

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    ^    Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd., a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the determination of policy liabilities, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes, impairment testing of goodwill and intangible assets, fair value of certain financial instruments and assessment of variable interest entities (“VIEs”). Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies and any VIEs where MFC is considered to be the primary beneficiary. As outlined in note 17, certain VIEs are consolidated into the general fund and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. General fund inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s net assets and financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments (“OTTI”) are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading under the fair value option or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses on AFS bonds are recognized in income on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities designated as AFS, not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses on AFS stocks are recognized in income on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value.

Mortgages are classified as loans and are carried at amortized cost less repayments and provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. When contractual payments of mortgage investments are more than 90 days in arrears interest is no longer accrued. Impairment losses are recorded on individual mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the effective interest rates inherent in the mortgages; the fair value of collateral

2009 Annual Report	13

security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

Private placements include corporate loans for which there is no active market. These are classified as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured by discounting the expected future cash flows at the effective interest rates inherent in the loans; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases. The carrying value of leveraged leases is calculated by accruing income at the lease’s expected internal rate of return in accordance with the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), EIC 46 “Leveraged Leases”.

Policy loans are classified as loans with a carrying value equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal minus provision for credit losses, if any.

Once established, provisions for impairment of mortgages, private placements and bank loans are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. On disposition of an impaired asset, any allowance for impairment is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Interest income is recognized on bonds and loans using the accrual basis. Premiums and discounts are amortized over the life of the underlying investment using the effective yield method.

The Company records purchases and sales of invested assets on a trade date basis.

Real estate investments are carried on a “move to market” basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are also deferred and brought into investment income at three per cent per quarter. Specific properties are immediately written down to market value, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains and losses) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Other investments are accounted for using the equity method when the Company has the ability to exercise significant influence or the cost method when significant influence does not exist.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost over the fair value of the identifiable net assets acquired in a business combination. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the reporting unit level. A reporting unit comprises business operations with similar economic characteristics and strategies, and is either a business segment or one level below. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

d)	Miscellaneous assets

Miscellaneous assets include prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. The funds are presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Otherwise the VIE is consolidated into the general fund. Non-controlling interests in VIEs consolidated into segregated funds are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company provides minimum guarantees on certain individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum accumulation guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund.

14	2009 Annual Report

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”). See note 7.

g)	Financial instruments accounted for as liabilities

The Company issues a variety of financial instruments classified as liabilities, including consumer notes, notes payable, term notes, senior debentures, subordinate notes, surplus notes and preferred shares all of which are subject to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The Company has elected Section 3855’s fair value option for consumer notes, which are carried at fair value with changes in fair value recorded in interest expense. Consumer notes’ issuance costs are expensed on issuance. The Company has elected to record other financial instruments classified as liabilities at their amortized cost, with issuance costs deferred and amortized over the lives of the liabilities.

h)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

i)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses from net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI.

j)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 15. The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of units resulting from changes in the Company’s market value or changes in the specific performance conditions and changes in the Company’s market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

k)	Employee future benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contribution provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States and Japan that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater

2009 Annual Report	15

of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of the cost of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave). The estimated present value of these benefits is charged to income in the year of disability.

Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.

l)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or carried at fair value. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

When derivatives are used to hedge risks, a determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 6.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and the adjustments are amortized over the remaining term of the hedging relationship. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the unamortized balance of the cumulative adjustments to the carrying value of the hedged item continues to be amortized to investment income over the remaining term of the hedging relationship unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized. The reclassifications from AOCI are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is reduced.

16	2009 Annual Report

m)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported net of reinsurance ceded (see note 8(j)).

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

n)	Accounting adjustments

During 2009, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004. The result of these errors included an understatement of policy liabilities of $266, approximately half of which should have been recorded at the merger date and the remainder should have been recorded subsequently. In addition, there was a net understatement of future income tax liabilities of $17, which includes amounts relating mostly to periods prior to the merger partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the current year would have materially distorted the year’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $283.

Note 2    ^    Changes in Accounting Policies

a)	Goodwill and intangible assets

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” and nullified the CICA’s EIC Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period”. Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

b)	Impairment and classification of financial assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with International Financial Reporting Standards (“IFRS”). The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost. Loans and receivables expected to be sold immediately or in the near term are classified as trading and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans are assessed and recorded using the incurred credit loss model of Section 3025. The amendments required reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments were effective for the Company on January 1, 2009. The impact of adoption was an increase of $3 net of taxes, to net income, as a result of impairment reversals on AFS bonds. There were no reclassifications of financial instruments as a result of these amendments.

c)	Disclosure about financial instruments

In June 2009, amendments were incorporated into Section 3862 “Financial Instruments – Disclosures” to conform with changes made to IFRS 7 “Financial Instruments: Disclosures”. These amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments are applicable for these annual consolidated financial statements and the new required disclosures are included in notes 8 and 19.

Note 3    ^    Future Accounting and Reporting Changes

a)	Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new accounting standards to harmonize with IFRS – Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”. Section 1582 specifies the measurement date and methodology to be used by an acquirer when it obtains control of a business and requires acquisition-related costs to be expensed as incurred, except for debt and equity issuance costs. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interests. Section 1582 will be effective for acquisitions completed on or after January 1, 2011, and Sections 1601 and 1602 will be effective on January 1, 2011. Early adoption is permitted but all Sections must be adopted concurrently.

b)	Transition to International Financial Reporting Standards

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

2009 Annual Report	17

The Company is currently assessing the first time adoption and transitional options under IFRS. Not all accounting policy decisions or elections have been finalized to date, and, until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined. The Company expects to elect the one-time option to reset the cumulative translation account to zero upon adoption of IFRS to facilitate the translation of self-sustaining foreign operations prospectively. Additionally, the Company does not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead apply the IFRS requirements prospectively. The Company is evaluating the potential financial statement impact of these and other identified differences between Canadian GAAP and IFRS including:

■	testing for impairment of goodwill under IFRS at a more granular level than Canadian GAAP;

■

products that do not meet the definition of insurance under IFRS will be measured as a financial liability at amortized cost or fair value, if elected. Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an accounting mismatch with the measurement of the liability. Currently such bonds are measured at fair value under the fair value option under Canadian GAAP;

■	additional embedded derivatives within insurance contracts requiring separate measurement at fair value under IFRS;

■	measurement of certain invested assets including real estate, agriculture assets and leveraged leases;

■	certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement;

■	measurement of employee future benefits;

■	determination of stock-based compensation expense;

■	changes to tax accounting, including the tax effects of the above noted changes, are expected to arise;

■	additional assets and liabilities from off-balance sheet entities may need to be consolidated; and

■	reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Based on the analysis performed to date, except as noted below, the Company does not expect that the ongoing accounting differences will have a significant impact on the financial statements. The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS will be recorded in opening retained earnings upon adoption and could have a material impact on shareholders’ equity.

Until a new international financial reporting standard for insurance contracts is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in policy liabilities and therefore is not expected to have a material impact on net income.

Note 4    ^    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31, 2009	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$651	$16,118	$2,011	$18,780	$18,780
Bonds(2)
Canadian government & agency	8,143	4,325	–	12,468	12,468
U.S. government & agency(3)	5,395	2,200	–	7,595	7,595
Other government & agency	5,105	1,022	–	6,127	6,127
Corporate	46,163	5,307	–	51,470	51,470
Mortgage/asset-backed securities	6,738	709	–	7,447	7,447
Stocks(4)	7,276	2,412	–	9,688	9,688
Loans
Mortgages(5)	–	–	30,699	30,699	31,646
Private placements(6)	–	–	22,912	22,912	23,544
Policy loans(7)	–	–	6,609	6,609	6,609
Bank loans(5)	–	–	2,457	2,457	2,468
Real estate(8)	–	–	5,897	5,897	6,343
Other investments(9)	–	–	5,321	5,321	5,853
Total invested assets	$79,471	$32,093	$75,906	$187,470	$190,038

18	2009 Annual Report

As at December 31, 2008	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds(2)
Canadian government & agency	7,875	2,888	–	10,763	10,763
U.S. government & agency(3)	4,626	2,494	–	7,120	7,120
Other government & agency	5,253	1,144	–	6,397	6,397
Corporate	44,802	5,215	–	50,017	50,017
Mortgage/asset-backed securities	7,843	1,008	–	8,851	8,851
Stocks(4)	5,492	2,748	–	8,240	8,240
Loans
Mortgages(5)	–	–	30,963	30,963	30,703
Private placements(6)	–	–	25,705	25,705	24,270
Policy loans(7)	–	–	7,533	7,533	7,533
Bank loans(5)	–	–	2,384	2,384	2,394
Real estate(8)	–	–	6,345	6,345	8,042
Other investments(9)	–	–	5,914	5,914	6,559
Total invested assets	$76,596	$29,425	$81,480	$187,501	$188,158

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)

Fair values for bonds, including corporate, U.S. Treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $2,141 of state issued securities (2008 – $247).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)

Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(6)

Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses. Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)

Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at December 31, 2009 (2008 – $6).

(9)

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

b)	Bonds and stocks classified as fair value option

The fair value option was elected for securities backing policy liabilities and consumer notes in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for policy liabilities and consumer notes. There would otherwise be a mismatch if AFS classification was selected because OCI does not include a component for the change in actuarial liabilities.

c)	Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,840	$549	$(64)	$4,325
U.S. government & agency	2,150	71	(21)	2,200
Other government & agency	980	48	(6)	1,022
Corporate	4,949	421	(63)	5,307
Mortgage/asset-backed securities	821	8	(120)	709
Total bonds	$12,740	$1,097	$(274)	$13,563
Stocks(1)	2,357	175	(120)	2,412
Total bonds and stocks	$15,097	$1,272	$(394)	$15,975

2009 Annual Report	19

As at December 31, 2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$2,682	$466	$(260)	$2,888
U.S. government & agency	2,237	259	(2)	2,494
Other government & agency	1,082	64	(2)	1,144
Corporate	5,460	244	(489)	5,215
Mortgage/asset-backed securities	1,314	8	(314)	1,008
Total bonds	$12,775	$1,041	$(1,067)	$12,749
Stocks(1)	3,499	77	(828)	2,748
Total bonds and stocks	$16,274	$1,118	$(1,895)	$15,497

(1)	The largest single issuer represented 26% (2008 – 17%) of the fair value of stocks classified as AFS.

A tax expense of $266 (2008 – recovery of $256) reduces the pre-tax net unrealized gain of $878 (2008 – loss of $777) above to $612 (2008 – loss of $521).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the year. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

For the years ended December 31,	2009	2008
Sale of bonds
Sale proceeds	$920	$612
Gross gains	60	29
Gross losses	(38)	(19)
Sale of stocks
Sale proceeds	1,557	3,274
Gross gains	349	500
Gross losses	(295)	(356)
Sale of short-term securities
Sale proceeds	8,820	12,282
Gross gains	–	6
Gross losses	–	–

Aging of unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify other-than-temporary impairments. Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. For further discussion regarding the Company’s OTTI policy, see note 1(b). The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at December 31, 2009	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,832	$1,788	$(44)	$185	$165	$(20)	$2,017	$1,953	$(64)
U.S. government & agency	806	786	(20)	17	16	(1)	823	802	(21)
Other government & agency	167	162	(5)	15	14	(1)	182	176	(6)
Corporate	367	360	(7)	769	713	(56)	1,136	1,073	(63)
Mortgage/asset-backed securities	36	34	(2)	320	202	(118)	356	236	(120)
Total bonds	$3,208	$3,130	$(78)	$1,306	$1,110	$(196)	$4,514	$4,240	$(274)
Stocks	1,074	954	(120)	–	–	–	1,074	954	(120)
Total bonds and stocks	$4,282	$4,084	$(198)	$1,306	$1,110	$(196)	$5,588	$5,194	$(394)

20	2009 Annual Report

	Less than 12 months			12 months or more			Total
As at December 31, 2008	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,394	$1,149	$(245)	$52	$37	$(15)	$1,446	$1,186	$(260)
U.S. government & agency	242	240	(2)	2	2	–	244	242	(2)
Other government & agency	25	23	(2)	8	8	–	33	31	(2)
Corporate	2,933	2,658	(275)	888	674	(214)	3,821	3,332	(489)
Mortgage/asset-backed securities	489	406	(83)	555	324	(231)	1,044	730	(314)
Total bonds	$5,083	$4,476	$(607)	$1,505	$1,045	$(460)	$6,588	$5,521	$(1,067)
Stocks	3,020	2,192	(828)	–	–	–	3,020	2,192	(828)
Total bonds and stocks	$8,103	$6,668	$(1,435)	$1,505	$1,045	$(460)	$9,608	$7,713	$(1,895)

At December 31, 2009, there were 854 (2008 – 1,417) AFS bonds with an aggregate gross unrealized loss of $274 (2008 – $1,067) of which the single largest unrealized loss was $27 (2008 – $39). The decrease in unrealized losses was largely the result of credit spread narrowing for corporate issuers. The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At December 31, 2009, there were 575 (2008 – 1,125) stocks with an aggregate gross unrealized loss of $120 (2008 – $828) of which the single largest unrealized loss was $9 (2008 – $114). The Company anticipates that these stocks will recover in value in the near term.

As of December 31, 2009, 80 per cent (2008 – 51 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy and the Company’s intent to retain these investments for a period of time sufficient to allow for recovery in value, the Company has determined that these securities are only temporarily impaired and their carrying value is appropriate. For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 33 months (2008 – 12 to 21 months).

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at December 31, 2009	Amortized cost	Fair value
Maturity
One year or less	$614	$622
Over one year through five years	2,800	2,894
Over five years through ten years	2,717	2,943
Over ten years	5,788	6,395
Subtotal	$11,919	$12,854
Asset-backed and mortgage-backed securities	821	709
Total	$12,740	$13,563

Asset-backed securities, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

2009 Annual Report	21

d)	Mortgages

The following tables present the carrying value and fair value of mortgages, by region and by property type:

Mortgage loans by region

As at December 31,	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Canada
Ontario	$7,786	$7,848	$7,244	$7,181
Western Canada	6,437	6,496	5,888	5,889
Quebec	2,060	2,071	1,531	1,519
Eastern Canada	1,215	1,227	1,191	1,176
United States
East North Central	1,194	1,268	1,553	1,558
East South Central	416	431	513	486
Middle Atlantic	2,306	2,462	2,350	2,326
Mountain	945	999	1,151	1,142
New England	1,094	1,166	1,189	1,188
Pacific	3,533	3,741	4,114	4,031
South Atlantic	2,281	2,426	2,599	2,613
West North Central	358	372	434	416
West South Central	901	947	1,120	1,093
Other	14	15	–	–
Other	159	177	86	85
Total	$30,699	$31,646	$30,963	$30,703

Mortgage loans by property type

As at December 31,	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Residential	$11,751	$11,902	$10,863	$10,908
Office	4,819	5,067	5,030	4,998
Retail	5,993	6,221	6,343	6,237
Industrial	3,442	3,608	3,646	3,628
Other	4,694	4,848	5,081	4,932
Total	$30,699	$31,646	$30,963	$30,703

The carrying value of government-insured mortgages was 29 per cent of the total mortgage portfolio as at December 31, 2009 (2008 – 25 per cent) and the carrying value of privately-insured mortgages was 0.1 per cent of the total mortgage portfolio as at December 31, 2009 (2008 – 0.9 per cent).

22	2009 Annual Report

e)	Investment income

For the year ended December 31, 2009	Fair value option	Available- for-sale	Other(2)	Total	Yields(3)
Cash and short-term securities	$15	$91	$–	$106	0.6%
Bonds					10.7%
Interest income	3,735	625	–	4,360	5.3%
Gains(1)	4,541	22	–	4,563	5.6%
Impairment loss, net	(292)	(78)	–	(370)
Stock securities					20.8%
Dividend income	172	103	–	275
Gains(1)	1,731	54	–	1,785
Impairment loss	–	(329)	–	(329)
Loans
Mortgages					5.2%
Interest income	–	–	1,612	1,612
Gains(1)	–	–	15	15
Provision for loan losses, net	–	–	(50)	(50)
Private placements					6.0%
Interest income	–	–	1,429	1,429
Gains(1)	–	–	26	26
Provision for loan losses, net	–	–	(18)	(18)
Policy loans	–	–	472	472	6.7%
Bank loans	–	–	90	90	3.7%
Real estate	–	–	482	482	8.3%
Derivatives					n/a
Interest expense, net	–	–	(176)	(176)
Losses(1)	–	–	(3,146)	(3,146)
Other investments					3.2%
Interest and other income	–	–	285	285
Gains(1)	–	–	38	38
Impairment loss	–	–	(146)	(146)
Total investment income	$9,902	$488	$913	$11,303	6.2%
Interest income	$3,750	$716	$3,712	$8,178	4.4%
Dividend, rental and other income	172	103	482	757	0.4%
Impairments and provisions for loan losses (note 8)	(292)	(407)	(214)	(913)	(0.5)%
Realized gains (losses) on assets backing surplus	–	76	(57)	19	0.0%
	$3,630	$488	$3,923	$8,041
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	$4,541	$–	$–	$4,541	2.4%
Stocks	1,731	–	–	1,731	0.9%
Loans	–	–	27	27	0.0%
Other investments	–	–	62	62	0.0%
Derivatives	–	–	(3,099)	(3,099)	(1.6)%
	$6,272	$–	$(3,010)	$3,262
Total investment income	$9,902	$488	$913	$11,303	6.2%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and real estate move to market adjustments, derivative income as outlined in note 6 and earnings on other investments.

(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

2009 Annual Report	23

For the year ended December 31, 2008	Fair value option	Available- for-sale	Other(2)	Total	Yields(3)
Cash and short-term securities	$26	$326	$–	$352	2.9%
Bonds					(0.7)%
Interest income	3,450	570	–	4,020	5.5%
(Losses) gains(1)	(4,017)	10	–	(4,007)	(5.2)%
Impairment loss	(475)	(46)	–	(521)
Stock securities					(22.6)%
Dividend income	196	152	–	348
(Losses) gains(1)	(2,866)	144	–	(2,722)
Impairment loss	–	(306)	–	(306)
Loans
Mortgages					5.9%
Interest income	–	–	1,588	1,588
Gains(1)	–	–	45	45
Provision for loan losses, net	–	–	(19)	(19)
Private placements					4.8%
Interest income	–	–	1,199	1,199
Gains(1)	–	–	46	46
Provision for loan losses, net	–	–	(145)	(145)
Policy loans	–	–	436	436	6.8%
Bank loans					6.0%
Interest income	–	–	131	131
Recovery of loan losses, net	–	–	2	2
Real estate	–	–	566	566	11.1%
Derivatives					n/a
Interest expense, net	–	–	(88)	(88)
Gains(1)	–	–	2,867	2,867
Impairment loss	–	–	(13)	(13)
Other investments					10.9%
Interest and other income	–	–	476	476
Gains(1)	–	–	92	92
Impairment loss	–	–	(49)	(49)
Total investment income (loss)	$(3,686)	$850	$7,134	$4,298	2.6%
Interest income	$3,476	$896	$3,742	$8,114	4.9%
Dividend, rental and other income	196	152	566	914	0.5%
Impairments and provisions for loan losses (note 8)	(475)	(352)	(224)	(1,051)	(0.6)%
Realized gains (losses) on assets backing surplus	–	154	(37)	117	0.1%
	$3,197	$850	$4,047	$8,094
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	$(4,017)	$–	$–	$(4,017)	(2.4)%
Stocks	(2,866)	–	–	(2,866)	(1.7)%
Loans	–	–	83	83	0.0%
Other investments	–	–	79	79	0.0%
Derivatives	–	–	2,925	2,925	1.7%
	$(6,883)	$–	$3,087	$(3,796)
Total investment income (loss)	$(3,686)	$850	$7,134	$4,298	2.6%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and real estate move to market adjustments, derivative income as outlined in note 6 and earnings on other investments.

(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

24	2009 Annual Report

f)	Investment and interest expense

Investment expenses

For the years ended December 31,	2009	2008
Related to invested assets	$397	$388
Related to segregated, mutual and other funds	550	555
Total investment expenses	$947	$943

Interest expense

For the years ended December 31,	2009	2008
Interest expense on consumer notes	$58	$107
Increase (decrease) in fair value of consumer notes	106	(22)
Other interest expense	1,137	1,102
Total interest expense	$1,301	$1,187

Note 5    ^    Goodwill and Intangible Assets

Intangible assets include the John Hancock brand name, distribution networks, fund management contracts, capitalized software and other contractual rights. Finite life intangible assets are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

As at December 31, 2009	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (note 20)	$7,122	$–	$7,122
Indefinite life intangible assets
Brand	$628	$–	$628
Fund management contracts and other	467	–	467
	$1,095	$–	$1,095
Finite life intangible assets
Distribution networks	$631	$55	$576
Software	719	487	232
Other intangible assets	172	70	102
	$1,522	$612	$910
Total intangible assets	$2,617	$612	$2,005
Total goodwill and intangible assets	$9,739	$612	$9,127

As at December 31, 2008	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (note 20)	$7,929	$–	$7,929
Indefinite life intangible assets
Brand	$735	$–	$735
Fund management contracts and other	371	–	371
	$1,106	$–	$1,106
Finite life intangible assets
Distribution networks	$682	$43	$639
Software	727	478	249
Other intangible assets	182	61	121
	$1,591	$582	$1,009
Total intangible assets	$2,697	$582	$2,115
Total goodwill and intangible assets	$10,626	$582	$10,044

Amortization of intangible assets for the year amounted to $118 (2008 – $111).

The estimated useful life of the finite life intangible assets ranges from three to 68 years and amortization ranges from $100 to $150 in each of the next five years.

2009 Annual Report	25

Note 6    ^     Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See Capital markets hedging program in note 8 (a) for an explanation of the Company’s hedging program for its variable annuity product guarantees.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the table below.

For the year ended December 31, 2009
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$400	$(434)	$(34)
	Fixed rate liabilities	(14)	14	–
Foreign currency swaps	Fixed rate assets	104	(97)	7
	Floating rate liabilities	(12)	12	–
Total		$478	$(505)	$(27)

For the year ended December 31, 2008
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(497)	$524	$27
	Fixed rate liabilities	289	(280)	9
Foreign currency swaps	Fixed rate assets	(137)	110	(27)
	Floating rate liabilities	11	(11)	–
Total		$(334)	$343	$9

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

26	2009 Annual Report

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Equity are shown in the following table.

For the year ended December 31, 2009
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$136	$(11)	$–
Foreign currency swaps	Fixed rate assets	(8)	–	–
	Floating rate liabilities	343	–	–
Foreign currency forwards	Forecasted expenses	45	–	–
Total return swaps	Stock-based compensation	12	(3)	–
Total		$528	$(14)	$–

For the year ended December 31, 2008
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(172)	$–	$(17)
Foreign currency swaps	Fixed rate assets	12	–	–
	Floating rate liabilities	(421)	–	–
Total return swaps	Stock-based compensation	(5)	(69)	–
Total		$(586)	$(69)	$(17)

The Company anticipates that net losses of approximately $33 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Hedges of net investments in self-sustaining foreign operations

The Company primarily uses forward currency contracts to manage its foreign currency exposures to net investments in self-sustaining foreign operations, but also uses cross-currency swaps in certain instances.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Equity are shown in the following table.

For the year ended December 31, 2009
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$53	$–	$–
Foreign currency forwards	815	–	–
Total	$868	$–	$–

For the year ended December 31, 2008
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$(150)	$–	$–
Foreign currency forwards	(1,024)	–	–
Total	$(1,174)	$–	$–

2009 Annual Report	27

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the hedged items in these portfolios are recorded at fair value. Accordingly, the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur and generally offset to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Operations are shown in the following table.

For the years ended December 31,	2009	2008
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$(2,782)	$2,996
Stock futures	(386)	137
Currency futures	(6)	(2)
Interest rate futures	8	(34)
Interest rate options	2	(1)
Total return swaps	(47)	(68)
Foreign currency swaps	32	(151)
Foreign currency forwards	25	(44)
Total investment income (loss) from derivatives in non-hedging relationships	$(3,154)	$2,833

Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company’s use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 19. The credit risk of both the counterparty and the Company are considered in determining the fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements (see note 8 (g)).

Term to maturity As at December 31, 2009	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$271	$249	$113	$2,047	$2,680
Derivative liabilities	$214	$515	$303	$1,624	$2,656

Term to maturity As at December 31, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$373	$406	$152	$6,952	$7,883
Derivative liabilities	$374	$657	$628	$4,730	$6,389

28	2009 Annual Report

	Remaining term to maturity (notional amounts)				Fair value			Credit risk equivalent(1)	Risk-weighted amount(2)
As at December 31, 2009	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
Swap contracts	$4,137	$14,819	$45,440	$64,396	$2,185	$(1,899)	$286	$1,001	$106
Futures	1,642	–	–	1,642	–	–	–	–	–
Options purchased	111	189	–	300	1	–	1	1	–
Sub-total	$5,890	$15,008	$45,440	$66,338	$2,186	$(1,899)	$287	$1,002	$106
Foreign exchange
Swap contracts	1,812	2,436	6,230	10,478	440	(931)	(491)	573	59
Forward contracts	6,039	141	–	6,180	155	(14)	141	75	7
Commodity contracts	21	8	25	54	–	(1)	(1)	–	–
Equity contracts	2,232	81	40	2,353	18	(1)	17	22	2
Subtotal including accrued interest	$15,994	$17,674	$51,735	$85,403	$2,799	$(2,846)	$(47)	$1,672	$174
Less accrued interest	–	–	–	–	119	(190)	(71)	–	–
Total	$15,994	$17,674	$51,735	$85,403	$2,680	$(2,656)	$24	$1,672	$174

As at December 31, 2008
Interest rate contracts
Swap contracts	$3,666	$15,235	$41,470	$60,371	$7,096	$(4,274)	$2,822	$3,376	$789
Futures	471	–	–	471	–	–	–	–	–
Options purchased	184	351	–	535	–	–	–	11	3
Sub-total	$4,321	$15,586	$41,470	$61,377	$7,096	$(4,274)	$2,822	$3,387	$792
Foreign exchange
Swap contracts	2,323	4,131	6,034	12,488	730	(2,086)	(1,356)	1,811	421
Forward contracts	8,247	2	–	8,249	109	(113)	(4)	147	32
Commodity contracts	31	52	29	112	15	(1)	14	68	16
Equity contracts	1,579	82	42	1,703	12	(38)	(26)	48	11
Subtotal including accrued interest	$16,501	$19,853	$47,575	$83,929	$7,962	$(6,512)	$1,450	$5,461	$1,272
Less accrued interest	–	–	–	–	79	(123)	(44)	–	–
Total	$16,501	$19,853	$47,575	$83,929	$7,883	$(6,389)	$1,494	$5,461	$1,272

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

For the years ended December 31,		2009			2008
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$1,951	$14	$73	$2,686	$21	$515
	Foreign currency swaps	1,064	47	79	1,152	–	122
Cash flow hedges	Interest rate swaps	1,108	39	–	716	–	230
	Foreign currency swaps	717	20	4	684	3	326
	Forward contracts	278	45	–	–	–	–
	Equity contracts	91	10	–	124	2	36
Net investment hedges	Foreign currency swaps	322	–	43	322	–	91
	Forward contracts	5,377	110	13	6,110	84	91
Total derivatives in hedging relationships		$10,908	$285	$212	$11,794	$110	$1,411
Non-hedging relationships
	Interest rate swaps	$61,391	$2,020	$1,659	$57,081	$7,017	$3,424
	Interest rate futures	–	–	–	–	–	–
	Interest rate options	300	1	–	535	–	–
	Foreign currency swaps	8,375	371	781	10,330	722	1,525
	Forward contracts	2,167	–	2	2,610	25	22
	Equity contracts	2,262	3	–	1,579	9	–
	Embedded derivatives	–	–	2	–	–	7
Total derivatives in non-hedging relationships		$74,495	$2,395	$2,444	$72,135	$7,773	$4,978
Total derivatives		$85,403	$2,680	$2,656	$83,929	$7,883	$6,389

2009 Annual Report	29

Embedded derivatives

Certain reinsurance contracts related to guaranteed minimum income benefits are classified as financial instruments and are measured at fair value. At December 31, 2009, these specific reinsurance ceded contracts had a fair value of $1,093 (2008 – $1,991) and specific reinsurance assumed contracts had a fair value of $85 (2008 – $133). These contracts are included in policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense and claims paid on the reinsurance assumed contracts are reported as policy benefits.

Note 7    ^    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported net of reinsurance ceded. Policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2009	2008
Gross policy liabilities	$148,712	$153,454
Impact of reinsurance ceded	(7,025)	(7,110)
Policy liabilities	$141,687	$146,344

Policy liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2009	2008
Actuarial liabilities	$134,305	$138,408
Benefits payable and provision for unreported claims	1,975	2,128
Policyholder amounts on deposit	5,407	5,808
Policy liabilities	$141,687	$146,344

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

b)	Composition

The composition of policy liabilities by line of business and reporting segment is shown, before and after reinsurance ceded, in the table below.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2009	Participating	Non-participating
U.S. Insurance	$20,524	$19,149	$24	$14,307	$54,004	$57,479
U.S. Wealth Management	–	–	29,328	56	29,384	30,149
Canadian Division	7,326	11,456	13,549	6,545	38,876	41,308
Asia and Japan Division	13,202	2,563	1,737	375	17,877	17,959
Reinsurance Division	–	1,282	–	411	1,693	1,828
Corporate and Other	–	–	–	(147)	(147)	(11)
Total, net of reinsurance ceded	$41,052	$34,450	$44,638	$21,547	$141,687	$148,712
Total before reinsurance ceded	$41,535	$39,010	$45,452	$22,715	$148,712

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

30	2009 Annual Report

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2008	Participating	Non-participating
U.S. Insurance	$23,150	$16,413	$29	$14,328	$53,920	$56,690
U.S. Wealth Management	–	–	36,592	63	36,655	38,357
Canadian Division	6,661	9,569	12,780	6,161	35,171	37,251
Asia and Japan Division	13,995	2,528	1,851	318	18,692	18,783
Reinsurance Division	–	1,373	–	481	1,854	2,026
Corporate and Other	4	176	1	(129)	52	347
Total, net of reinsurance ceded	$43,810	$30,059	$51,253	$21,222	$146,344	$153,454
Total before reinsurance ceded	$44,342	$33,492	$53,006	$22,614	$153,454

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and the former John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2009, $26,647 (2008 – $28,817) of both assets and policy liabilities related to these closed blocks of participating policies.

In addition to the participating policies related to the in-force “closed blocks”, there are other participating insurance blocks. For these other participating blocks transfers to shareholders are governed by local regulations and the best estimate projections of policyholder dividends are provided for in the policy liabilities. Actual dividend scales are managed consistent with the Company’s participating policyholder dividend policy and are approved annually by each subsidiary’s Board of Directors. Total policyholder dividends were $1,519 in 2009 (2008 – $1,417).

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and other non-fixed income investments. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of fixed income assets backing policy liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s earnings wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2009 was estimated at $143,628 (2008 – $146,529).

The fair value of assets backing capital and other liabilities as at December 31, 2009 was estimated at $64,081 (2008 – $65,153).

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2009	Participating	Non-participating
Assets
Bonds	$20,982	$16,243	$21,584	$8,106	$6,007	$12,185	$85,107
Stocks	4,218	2,443	110	400	442	2,075	9,688
Mortgages	4,525	4,056	7,853	3,825	10,201	239	30,699
Private placements	2,743	4,342	8,970	2,955	631	3,271	22,912
Real estate	2,052	2,234	752	747	93	19	5,897
Other	6,532	5,132	5,369	5,514	12,885	15,405	50,837
Total	$41,052	$34,450	$44,638	$21,547	$30,259	$33,194	$205,140

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2008	Participating	Non-participating
Assets
Bonds	$22,929	$14,017	$22,967	$7,004	$4,765	$11,466	$83,148
Stocks	3,188	1,889	76	247	434	2,406	8,240
Mortgages	4,805	4,089	9,235	3,941	8,644	249	30,963
Private placements	3,257	3,815	10,892	2,929	849	3,963	25,705
Real estate	2,260	2,176	875	729	190	115	6,345
Other	7,371	4,073	7,208	6,372	18,939	12,661	56,624
Total	$43,810	$30,059	$51,253	$21,222	$33,821	$30,860	$211,025

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

(2)	Other liabilities include non-insurance liabilities.

(3)	Capital is defined in note 14.

2009 Annual Report	31

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to assess whether the assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2009 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2009 experience was unfavourable when compared to the Company’s assumptions, primarily related to long-term care experience in the United States.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching the cash flows of assets with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2009, the movement in interest rates adversely impacted the Company’s net income.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2009, credit loss experience on both bonds and mortgages was unfavourable when compared to the Company’s assumptions.

Stocks, real estate and other non-fixed income assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Stocks, real estate, oil and gas and other non-fixed income assets are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2009, actual investment experience on common stocks was favourable while the net experience on other non-fixed income assets was unfavourable when compared to the Company’s assumptions.

In 2009, investment expense experience was favourable when compared to the Company’s assumptions.

32	2009 Annual Report

Nature of factor and assumption methodology		Risk management
Policyholder behaviour	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and other policyholder behaviour risk. The Company monitors lapse, surrender and other policyholder behaviour experience.

In aggregate, 2009 policyholder behaviour experience was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2009 were unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board approved policyholder dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from currency exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)).

Provision for adverse deviation assumptions

The assumptions made in establishing policy liabilities reflect best estimates within a range of possible outcomes. To recognize the uncertainty in these best estimate assumptions, to allow for possible deterioration in experience and to provide a greater degree of assurance that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

These margins increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. Specific guidance is also provided for other risks such as market, credit and mortality risks. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions within the permissible ranges, taking into account the risk profile of the business.

2009 Annual Report	33

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2009	Actuarial liabilities(1)	Other policy liabilities(2)	Policy liabilities
Balance, January 1	$138,408	$7,936	$146,344
New policies	6,587	–	6,587
Normal in-force movement	3,357	405	3,762
Changes in methods and assumptions (excluding prior year end adjustments)	1,576	31	1,607
Currency impact	(15,623)	(990)	(16,613)
Balance, December 31	$134,305	$7,382	$141,687

For the year ended December 31, 2008
Balance, December 31, 2007	$117,652	$6,770	$124,422
Restatement to prior year closing balance	228	–	228
Balance, January 1	$117,880	$6,770	$124,650
New policies	5,457	–	5,457
Normal in-force movement	(4,177)	(216)	(4,393)
Changes in methods and assumptions	(519)	37	(482)
Currency impact	19,767	1,345	21,112
Balance, December 31	$138,408	$7,936	$146,344

(1)	Policy liabilities as at January 1, 2008 have been restated. See note 1(n).

(2)	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Annually, the Company conducts a comprehensive review of all actuarial methods and assumptions. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities. The net impact of changes in valuation methods and assumptions, excluding prior period adjustments (see note 1(n)), was an increase in policy liabilities of $1,607 (2008 – decrease of $482). This is composed of a decrease of $37 (2008 – $20) to participating policyholders’ policy liabilities, an increase of $19 (2008 – decrease of $8) to policy liabilities impacting non-controlling interest in subsidiaries, and an increase of $1,624 (2008 – decrease of $454) to policy liabilities that impact the shareholders’ account. As a result of these changes, shareholders’ pre-tax income decreased by $1,624 (2008 – increased by $454). These pre-tax amounts were reported in the Corporate and Other segment. In addition, as outlined in note 1(n), an increase to policy liabilities of $271 ($266 at prior period exchange rates and $228 at December 31, 2007 exchange rates) was made. Including the prior period adjustment, the impact on policy liabilities of changes in methods and assumptions was $1,878.

The $1,878 impact on policy liabilities for changes in methods and assumptions in 2009 included increases for mortality/morbidity, surrender and other policyholder behaviour assumptions and modeling refinements, partially offset by releases related to expenses and investment returns. Policy liabilities increased by $485 for changes to mortality/morbidity assumptions, driven by increases in long-term care claims cost assumptions offset by reductions due to updated life insurance mortality assumptions in several business units. Policy liabilities increased by $1,505 for changes in surrender and other policyholder behaviour assumptions, primarily related to surrender assumptions for variable annuity and other segregated fund guarantee policies, termination assumptions for life insurance businesses, and lapse assumptions for group long-term care business. Model refinements, including data refinements and changes in modeling methodology increased policy liabilities by a net $346 (including prior period adjustments of $271). Policy liabilities decreased by $138 for expense assumptions driven by reductions in projected investment expenses, and decreased by $320 related to investment returns due to updated investment strategies being reflected in the valuation.

The changes in methods and assumptions in 2008 include a release of $518 related to mortality and expense assumptions partially offset by an increase from lapses and other policyholder behaviour assumptions. Refinements to re-investment return and scenario testing assumptions resulted in a $164 increase in policy liabilities. Other changes to valuation models and assumptions resulted in a $128 reduction in policy liabilities with a net release of excess margins in interest rate risk provisions offset by establishment of segregated fund guarantee liabilities incremental to normal policy liability accruals and an increase in policy liabilities due to refinements of existing policy liability modeling for insurance and long-term care businesses.

Note 8    ^    Risk Management

The Company offers insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. The Company manages these risks within an enterprise-wide risk management framework. The Company’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

34	2009 Annual Report

a)	Market price and interest rate risk

Due to the nature of the Company’s insurance business, its invested assets and insurance liabilities as well as revenues and expenses are sensitive to movements in market prices and interest rates. Accordingly, the Company considers these risks together when it seeks to manage the risks in its asset and liability positions. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

Market price volatility and interest rate changes, including credit spreads, in combination with the Company’s product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in the Company’s shareholders’ equity account. The level of the Company’s sales activity and policy retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of the Company’s general fund investments, segregated funds and mutual funds.

The Company evaluates market price and interest rate risk exposures using a variety of techniques and measures, each of which are based on projecting asset and liability cash flows under a variety of future interest rate and market price scenarios. These measures include durations, key-rate durations, convexity and cash flow gaps, as well as the sensitivity of shareholders’ economic value, net income attributed to shareholders and regulatory capital ratios, along with the Company’s earnings at risk and economic capital measures.

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity the Company assumes in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.

General fund – key risk factors

Interest rate risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known. In the interim:

■

If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

■

If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

■

In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income. An increase in the spread between corporate bond rates and swap rates may have the opposite impact.

■	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

Market price risk arises within the general fund as a result of investing in publicly traded equities and other non-fixed income assets such as private equities, real estate, timber and agriculture, and oil and gas. To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income and the Company’s regulatory capital ratios. To the extent these assets support the Company’s shareholders’ equity account, other than temporary impairments that arise will reduce income.

Further, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If the Company is unable or chooses not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise decline, the Company may be required to increase its policy liabilities, reducing net income and regulatory capital ratios.

General fund – risk management strategies

The Company separates its policy liabilities and the invested assets which support them into three broad categories with differing overall investment mandates: (i) liabilities supported with matching mandates, (ii) liabilities supported with target return mandates, and (iii) liabilities arising from variable annuity and segregated fund guarantees. The Company separately manages the assets in its shareholders’ equity account to achieve a target return over the long term, subject to established risk tolerances.

2009 Annual Report	35

In the first category, liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations projected to be paid within the term period for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles, consisting of publicly traded bonds, loans and commercial mortgages.

In the second category, liabilities supported with target return mandates include both insurance and wealth guaranteed benefit obligations projected to be paid beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. For insurance and wealth management products with guaranteed benefits projected to be paid well beyond the term for which fixed income assets are generally available in the market, the Company manages assets supporting those long-dated benefits with the objective of achieving a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. The Company designs its guaranteed benefit insurance and wealth management products and sets premiums and credited rates in a manner intended to mitigate the risk of not achieving its targeted profit margins. This program may not work as expected.

During 2009, the Company established a plan to reduce its interest rate risk exposure arising from its in-force guaranteed products managed under the target return strategy. The plan includes hedging increasing portions of its interest rate risk exposure when the Company believes it can meet its business objectives. As well, in response to the changed market conditions, the design and prices of these products have been, and will continue to be, reviewed and modified with the aim of keeping risk arising from new business within tolerances and achieving acceptable profit margins on new business.

Also in the second category are products that generally pass through investment returns to policyholders. The Company manages assets supporting those policy liabilities to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances, by investing in a basket of fixed income and non-fixed income assets.

The third category includes the general fund investment risk related to the Company’s on-balance sheet policy liabilities established to support the payment of potential guarantee claim payments arising from off-balance sheet variable annuities and segregated funds. These on-balance sheet liabilities are supported by publicly traded bonds and loans with generally matching term profiles, limited by the term of bonds and loans available in the market.

General fund – risk exposure measures

i)	Impact on shareholders’ economic value arising from general fund interest rate risk

The impact on shareholders’ economic value, of interest rate movements on the assets and liabilities in the general fund, is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates(1)	2009		2008
As at December 31,	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$140	$(200)	$30	$(90)
Wealth Management	10	(10)	(10)	10
Total matching mandates	$150	$(210)	$20	$(80)
Target return mandates
Insurance	$1,160	$(1,870)	$690	$(1,130)
Wealth Management	100	(200)	10	(110)
Shareholders’ equity account	(400)	540	(370)	470
Total target return mandates	$860	$(1,530)	$330	$(770)
Mandates for on-balance sheet variable annuity and segregated fund guarantee liabilities	$90	$(130)	$210	$(250)
Total	$1,100	$(1,870)	$560	$(1,100)

(1)	See “Caution related to risk exposures” above.

36	2009 Annual Report

ii)	Impact on shareholders’ economic value arising from general fund market price risk

The following tables show the potential impact on shareholders’ economic value of a ten, 20 and 30 per cent decline in market values of publicly traded equities and other non-fixed income assets. A ten, 20 and 30 per cent increase in market values of publicly traded equities and other non-fixed income assets would have the opposite impact.

10% decline in market values(1)	2009		2008
As at December 31,	Publicly traded equities	Other non- fixed income(2)	Publicly traded equities	Other non- fixed income(2)
Target return mandates
Insurance	$(84)	$(464)	$(65)	$(492)
Wealth Management	(8)	(117)	(10)	(135)
Shareholders’ equity account	(171)	(76)	(174)	(72)
Total	$(263)	$(657)	$(249)	$(699)

20% decline in market values(1)	2009		2008
As at December 31,	Publicly traded equities	Other non- fixed income(2)	Publicly traded equities	Other non- fixed income(2)
Target return mandates
Insurance	$(168)	$(928)	$(130)	$(984)
Wealth Management	(16)	(234)	(20)	(270)
Shareholders’ equity account	(342)	(152)	(348)	(144)
Total	$(526)	$(1,314)	$(498)	$(1,398)

30% decline in market values(1)	2009		2008
As at December 31,	Publicly traded equities	Other non- fixed income(2)	Publicly traded equities	Other non- fixed income(2)
Target return mandates
Insurance	$(252)	$(1,392)	$(195)	$(1,476)
Wealth Management	(24)	(351)	(30)	(405)
Shareholders’ equity account	(513)	(228)	(522)	(216)
Total	$(789)	$(1,971)	$(747)	$(2,097)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-balance sheet products – key risk factors

Market price and interest rate risk arises from the Company’s off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets or bond values would likely increase the cost of guarantees associated with the Company’s variable products and reduce asset-based fee revenues. A sustained increase in equity market or bond fund volatility or a decline in interest rates would likely increase the costs of hedging the benefit guarantees provided.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

2009 Annual Report	37

Off-balance sheet products – risk management strategies

The Company seeks to mitigate both market price and interest rate risk arising from off-balance sheet variable annuity and insurance products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. The Company has attempted to design the benefit guarantees and funds it is now offering for sale to meet event risk exposure criteria, based on economic capital and regulatory capital levels, and to achieve desired profit targets in current market conditions. The Company regularly reviews and modifies product guarantee features, fund offerings and fees with a goal of being able to improve hedge effectiveness and achieve acceptable profit margins in changing market conditions. The Company has reinsured the benefit guarantee risk on the majority of its U.S. variable annuity business written prior to 2004. In addition, the Company has hedged, with capital market instruments, the vast majority of its variable annuity and segregated fund guarantee risk related to policies written in 2009 and a portion of its in-force unreinsured policies written prior to 2009. Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

In 2009 the Company established plans to reduce the market price and interest rate risk exposure arising from new variable annuity sales. These plans include expanding its hedging programs to the vast majority of new variable annuity sales, repricing and redesigning its variable annuity products with the objective of reducing risk, improving expected profit margins and increasing its expected hedge effectiveness, and re-balancing its variable annuity sales relative to other lines of business. The hedging programs incorporate a hedging approach described in the “Capital markets hedging program” section below. The plans also include hedging increasing portions of the Company’s unhedged in-force variable annuity guarantee business as equity markets improve or interest rates rise to levels that allow the Company to meet its business objectives.

Key risk reduction actions taken in 2009 include the re-pricing and redesign of variable annuity products in Canada and the U.S., the launch of new products with lower guarantees, and the suspension of sales of certain products in Asia. As well, in April and December 2009 the hedging program was expanded to cover substantially all new variable annuity business written in Canada and Asia respectively and, over the course of the year, the Company hedged $13 billion of guarantee value on variable annuity business written prior to commencing its new business hedging programs.

There can be no assurance that the Company’s exposure to equity and bond fund performance and movements in interest rates will be reduced to within established targets. The Company may be unable to hedge its existing unhedged business as outlined in its risk reduction plans, or if it does so, the Company may be required to record a charge to income when it hedges. Depending on market conditions, which include a sustained increase in equity and bond fund realized volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case the Company may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that the Company’s capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged. Please see “Capital markets hedging program”.

Capital markets hedging program The Company expanded the capital market hedging program of its variable annuity product guarantees during 2009. The total amount of guarantee value hedged has increased to $24,880 as at December 31, 2009 from $5,731 as at December 31, 2008. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the (losses) gains related to the guarantee liabilities hedged because: (a) the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments; (b) fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instrument; (c) a small portion of interest rate risk is not hedged; (d) policy liabilities embed some provisions for adverse deviation which are not hedged; and (e) not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that the Company’s assumptions for long-term forward-looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

The Company’s capital market hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates

38	2009 Annual Report

increase. The capital market hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the hedging program there may be additional, unidentified risks that may negatively impact the Company’s business and future financial results.

Off-balance sheet products – risk exposure measures

i)	Variable annuity and segregated fund investment related guarantees

Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the in-force guaranteed value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at December 31,	2009			2008
	Guarantee value	Fund value	Amount at risk(5)	Guarantee value	Fund value	Amount at risk(5)
Guaranteed minimum income benefit(1)	$9,357	$6,834	$2,535	$12,215	$7,587	$4,716
Guaranteed minimum withdrawal benefit	58,077	51,669	7,962	55,858	40,250	15,689
Guaranteed minimum accumulation benefit	24,749	25,190	2,213	27,224	23,554	4,681
Gross living benefits(2)	$92,183	$83,693	$12,710	$95,297	$71,391	$25,086
Gross death benefits(3)	18,455	13,282	4,414	22,937	14,099	8,975
Total gross of reinsurance & hedging	$110,638	$96,975	$17,124	$118,234	$85,490	$34,061
Living benefits reinsured	$8,012	$5,818	$2,200	$10,049	$5,934	$4,115
Death benefits reinsured	5,985	4,639	1,577	7,960	5,134	3,137
Total reinsured	$13,997	$10,457	$3,777	$18,009	$11,068	$7,252
Total, net of reinsurance	$96,641	$86,518	$13,347	$100,225	$74,422	$26,809
Living benefits hedged	$24,399	$24,137	$1,782	$5,731	$4,237	$1,494
Death benefits hedged	481	317	10	–	–	–
Total hedged(4)	$24,880	$24,454	$1,792	$5,731	$4,237	$1,494
Living benefits retained	$59,772	$53,738	$8,728	$79,517	$61,220	$19,477
Death benefits retained	11,989	8,326	2,827	14,977	8,965	5,838
Total, net of reinsurance and hedging	$71,761	$62,064	$11,555	$94,494	$70,185	$25,315

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)

Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy. For total gross death benefits, guarantee value is $103,821 (2008 – $113,860), fund value is $96,530 (2008 – $85,490) and amount at risk is $12,196 (2008 – $29,631). At December 31, 2009, the average attained age of contract holders of variable annuity contracts with a death benefit in the event of death was 63.2 (2008 – 63.0). As at December 31, 2009, the average attained age of contract holders of variable annuity contracts with living benefits was 62.6 (2008 – 62.2).

(4)	For a description of some of the risks related to hedging, see “Capital markets hedging program” above.

(5)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

Variable annuity and segregated fund guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The policy liability established for these benefits was $1,671 at December 31, 2009 (2008 – $5,783). The year over year reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31,	2009	2008
In the event of death
Account value	$7,520	$7,268
Net amount at risk(1)	$337	$904
Average attained age of contract holders	50	49

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

2009 Annual Report	39

iii)	Investment categories for variable contracts with guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment category
As at December 31,	2009	2008
Equity funds	$35,883	$32,362
Balanced funds	53,588	44,425
Bond funds	9,810	8,515
Money market funds	3,497	4,566
Other fixed interest rate investments	1,717	2,890
Total	$104,495	$92,758

iv)	Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2009, the Company incurred and paid death benefits of $317 (2008 – $190) and living benefits of $318 (2008 – $96).

v)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields. The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees.

The tables below show the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at December 31,	2009			2008
Decrease in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(470)	$(960)	$(1,480)	$(380)	$(800)	$(1,250)
Variable product guarantees	(450)	(1,080)	(1,930)	(710)	(1,630)	(2,820)
Total	$(920)	$(2,040)	$(3,410)	$(1,090)	$(2,430)	$(4,070)

As at December 31,	2009			2008
Increase in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$490	$1,000	$1,520	$350	$770	$1,210
Variable product guarantees	290	490	600	550	960	1,270
Total	$780	$1,490	$2,120	$900	$1,730	$2,480

(1)	See “Caution related to risk exposures” above.

b)	Foreign currency risk for financial instruments

Currency risk for financial instruments arises when assets and the liabilities or target capital they support are denominated in different currencies. The Company generally matches the currency of its assets with the currency of the policy liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets that support shareholders’ equity to amount of target capital assigned to each business line, up to target capital levels. The objective of this policy is to ensure that changes to the Company’s reported shareholders’ equity are proportionate to changes in the Company’s reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity. The Company’s unmatched currency exposure was primarily limited to its foreign denominated AFS bonds where the unrealized foreign currency exchange gains and losses are recorded in OCI and realized foreign currency exchange gains and losses on sale of AFS bonds are recognized in income. As at December 31, 2009, the Company did not have a material unmatched currency exposure related to these foreign denominated AFS bonds.

c)	Liquidity risk

Liquidity risk is the risk that sufficient funds are available to meet both expected and unexpected cash and/or collateral demands in a timely and cost-effective manner. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values, or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

40	2009 Annual Report

The Company’s liquidity risk management strategies are designed to ensure that sufficient funds are readily available to meet its financial obligations as they come due. Liquidity risk is mitigated through the Company’s holdings of cash or cash equivalents, investment grade marketable securities and its broad access to various funding sources. The Company maintains centralized pools of high quality liquid assets and investment grade marketable securities to support its operations and contingent liquidity demands. Funding is obtained through policy premiums, deposits, asset securitization, and bank credit and other funding programs.

The Company mitigates liquidity risk by maintaining operating and strategic liquidity levels above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and unencumbered liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively. Pledged assets are not considered as available liquid assets to support obligations in either operating or strategic liquidity measures.

The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

Maturity of financial liabilities(1), (2)

As at December 31, 2009	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$6	$403	$1,345	$1,554	$3,308
Capital instruments	–	–	–	4,237	4,237
Derivative liabilities	214	515	303	1,624	2,656
Bank deposits	13,606	643	363	123	14,735
Consumer notes	247	277	314	453	1,291

(1)	The amounts shown above are net of the related unamortized deferred issue costs.

(2)

Class A preferred shares, Series 1 are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

d)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Worsening or continued poor economic conditions could result in defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in actuarial liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities. Any of the Company’s reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities the Company cedes to them could lead to an increase in policy liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

Credit risk associated with derivative counterparties is discussed under the heading “Derivatives” later in this note.

2009 Annual Report	41

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31	2009	2008
Bonds
Fair value option	$71,544	$70,399
Available-for-sale	13,563	12,749
Loans
Mortgages	30,699	30,963
Private placements	22,912	25,705
Policy loans	6,609	7,533
Bank loans	2,457	2,384
Derivative assets	2,680	7,883
Accrued investment income	1,540	1,760
Other financial assets	2,402	2,152
Total	$154,406	$161,528

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing OTTI on AFS securities. In addition, the Company reports as an impairment the change in fair value of bonds designated as fair value which it deems represents an impairment.

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$50	$–	$50	$139
Available-for-sale	78	3	81	7
Loans
Private placements	152	1	153	361
Mortgages and bank loans	56	49	105	118
Other financial assets	4	32	36	–
Total	$340	$85	$425	$625

	Past due but not impaired
As at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Other financial assets	–	37	37	–
Total	$802	$162	$964	$333

Allowance for loan losses

For the years ended December 31,	2009			2008
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$43	$165	$208	$23	$53	$76
Provisions	56	81	137	23	146	169
Recoveries	(6)	(63)	(69)	(6)	(1)	(7)
Write-offs(1)	(38)	(55)	(93)	3	(33)	(30)
Balance, December 31	$55	$128	$183	$43	$165	$208
(1)	Includes disposals and impact of currency translation.

42	2009 Annual Report

e)	Securities lending and collateral

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2009, the Company had loaned securities (which are included in invested assets) with a market value of approximately $1,221 (2008 – $1,213). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

f)	Mortgage securitization

During 2009, there were no significant securitization and sales activities. During 2008, the Company securitized and sold insured fixed- and variable-rate commercial and residential mortgages through the creation of mortgage backed securities under the Canada Mortgage Bond Program and the Government of Canada NHA MBS Auction program. The Company continues to service these mortgages. The following table summarizes the securitization and sales activity.

For the year ended December 31, 2008	Residential mortgages	Commercial mortgages	Total
Securitized and sold	$120	$310	$430
Net cash proceeds	117	305	422
Retained interests	6	27	33
Pre-tax gain on sale	3	22	25

g)	Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Derivative counterparty exposure is measured as net potential credit exposure, which takes into consideration mark-to-market values of all derivatives transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2009, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 51 per cent (2008 – 62 per cent). The largest single counterparty exposure as at December 31, 2009 was $70 (2008 – $100). The Company’s exposure to credit risk was mitigated by $1,148 fair value of collateral held as security as at December 31, 2009 (2008 – $3,521). In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at December 31, 2009, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $903 (2008 – $4,520). Without master netting agreements, maximum exposure to credit risk would have been $2,680 (2008 – $7,883).

h)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Audit and Risk Management Committee of the Board of Directors.

As at December 31,	2009	2008
Bonds and private placements rated as investment grade BBB or higher(1)	95%	95%
Government bonds as a per cent of total bonds	31%	29%
Government private placements as a per cent of total private placements	15%	15%
Highest exposure to a single non-government bond and private placement issuer	$696	$829
Largest single issuer as a per cent of the total stock portfolio	7%	6%
Income producing commercial office properties
(2009 – 80% of total real estate, 2008 – 80%)	$4,725	$5,057
Largest concentration of mortgages and real estate(2) – Ontario, Canada
(2009 – 26%, 2008 – 24%)	$9,402	$8,803

(1)	Investment grade bonds and private placements include 31% rated A, 19% rated AA and 20% rated AAA (2008 – 31%, 20% and 20%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

2009 Annual Report	43

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements

As at December 31,	2009		2008
	Carrying value	% of total	Carrying value	% of total
Government & agency	$29,651	28	$28,051	26
Financial	21,647	20	22,313	20
Utilities	17,076	16	16,669	15
Energy	8,271	8	7,572	7
Securitized (ABS/MBS)	7,691	7	9,153	9
Industrial	6,413	6	6,747	6
Consumer (non-cyclical)	5,474	5	5,578	5
Other	11,796	10	12,770	12
Total	$108,019	100	$108,853	100

i)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience and predictive models; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Manulife Financial manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Manulife Financial’s current global retention limit for a single life is US$20 (US$25 for survivorship life policies) and is shared across business units. Lower limits are applied in some markets and jurisdictions. Manulife Financial further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

j)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2009	2008
Direct premium income	$26,496	$23,891
Reinsurance assumed	1,498	1,433
Reinsurance ceded	(5,048)	(2,072)
Total premium income	$22,946	$23,252

Note 9    ^    Consumer Notes

SignatureNotes are instruments issued in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of US$0.2 of aggregate principal. As at December 31, 2009, interest rates ranged from 0.72% to 6.25% (2008 – 0.91% to 6.27%) and maturities are until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus company own corporate spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2009 of financial liabilities designated at fair value was $1,291 (2008 – $1,876), which is $57 higher (2008 – lower by $54) than the contractual amount due at maturity. For the year ended December 31, 2009, the fair value of consumer notes increased by $106 (2008 – decrease of $22). This increase was comprised of a decrease of $111 due to a rise in risk free rates, which was more than offset by an increase of $217 due to the narrowing of spreads between the risk free and MFC debt rates. In 2008, the decrease was comprised of an increase of $87 due to a decrease in risk free rates, which was more than offset by a

44	2009 Annual Report

decrease of $109 due to the widening of spreads between the risk free and MFC debt rates. The change in fair value is included in interest expense. At December 31, 2009, the accumulated change in fair value due to changes in rates that differ from risk free rates was $63 (2008 – $306). Total interest expense relating to the consumer notes was $164 (2008 – $85).

Note 10    ^    Long-Term Debt

As at December 31,	2009	2008
4.896% Medium term notes	$996	$–
7.768% Medium term notes	598	–
5.161% Medium term notes	548	548
5.505% Medium term notes	398	398
4.67% Medium term notes	349	349
Other notes payable	419	421
Term loan	–	1,973
Total long-term debt	$3,308	$3,689
Fair value	$3,588	$3,572

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$7 (2008 – US$10), which arose as a result of the acquisition of John Hancock. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2009 was $200 (2008 – $128). Issue costs are amortized over the term of the debt.

a)	4.896% Medium term notes

On June 2, 2009, MFC issued $1,000 in 4.896% medium term notes which mature June 2, 2014 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 57.5 basis points, in each case together with accrued and unpaid interest. A portion of the net proceeds to MFC from the sale of the notes was applied to reduce amounts outstanding under the term loan.

b)	7.768% Medium term notes

On April 8, 2009, MFC issued $600 in 7.768% medium term notes which mature April 8, 2019 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 125 basis points, in each case together with accrued and unpaid interest.

c)	5.161% Medium term notes

On June 26, 2008, MFC issued $550 in 5.161% medium term notes which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest.

d)	5.505% Medium term notes

Also on June 26, 2008, MFC issued $400 in 5.505% medium term notes which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest.

e)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% medium term notes which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

f)	Other notes payable

Other notes payable bear interest rates ranging from 5.1% to 12.1% and mature in varying amounts to 2015.

g)	Term loan

On November 6, 2008, MFC secured a five year term loan of $3,000 with several large Canadian banks. The loan was fully drawn during the fourth quarter of 2008 and $2,000 was deployed as regulatory capital for the Company’s operating subsidiaries. The term loan was repayable by MFC at any time without penalty and was based upon the one month Bankers Acceptance rate plus 3.80%.

2009 Annual Report	45

On December 11, 2008, the loan agreement was amended and MFC repaid $1,000, reducing the credit facility to $2,000 as at December 31, 2008. During the year ended December 31, 2009, MFC made additional repayments totaling $2,000. As a result, the loan was fully repaid and there were no amounts outstanding at December 31, 2009.

Aggregate maturities of long-term debt are as follows:

As at December 31,	2009	2008
Less than one year	$6	$5
One to two years	403	1
Two to three years	–	407
Three to four years	349	–
Four to five years	996	2,322
Greater than five years	1,554	954
Total	$3,308	$3,689

Note 11    ^    Income Taxes

Income (loss) before income taxes by jurisdiction is as follows:

For the years ended December 31,	2009	2008
Canada	$(1,495)	$2,092
U.S.	(2,461)	(575)
Other foreign countries	3,804	(940)
Total income (loss) before income taxes	$(152)	$577

Components of the income tax expense (recovery) are as follows:

For the years ended December 31,	2009	2008
Canadian income tax expense (recovery)
Current	$(218)	$282
Future	(439)	136
	$(657)	$418
U.S. income tax expense (recovery)
Current	$(155)	$(18)
Future	(888)	(310)
	$(1,043)	$(328)
Other foreign income tax expense (recovery)
Current	$76	$53
Future	52	(63)
	$128	$(10)
Income tax expense (recovery)	$(1,572)	$80

The effective income tax rate reported in the Consolidated Statements of Operations varies from Canadian tax rate of 32 per cent for the year ended December 31, 2009 (2008 – 33 per cent) for the following reasons:

Reconciliation of income tax expense (recovery) For the years ended December 31,	2009	2008
Income tax (recovery) expense at Canadian statutory tax rate	$(49)	$190
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(114)	(154)
Differences in tax rate on income not subject to tax in Canada	(1,419)	75
Income tax rate change	30	–
Creation (release) of valuation allowance	(15)	40
General business tax credit	(69)	(64)
Other	64	(7)
Income tax expense (recovery)	$(1,572)	$80

46	2009 Annual Report

The amount of income taxes paid in cash during the year ended December 31, 2009 was $63 (2008 – $235).

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2009	2008
Consolidated Statements of Operations
Income tax (recovery) expense	$(1,572)	$80
Consolidated Statements of Equity
Tax expense (benefit) of stock options exercised	1	(3)
Tax benefit of financing costs	(26)	(19)
Consolidated Statements of Comprehensive Income
OCI on AFS and cashflow hedges	675	(881)
Currency translation account	249	(305)
Income taxes	$(673)	$(1,128)

Earnings of foreign subsidiaries would generally only be subject to Canadian taxation when distributed to Canada. Additional Canadian tax that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $537 (2008 – $566).

The net future income tax liability is $609 (2008 – $1,614), of which $1,178 (2008 – $1,794) is reported as a future tax liability. A future tax asset for the Canadian jurisdiction of $569 (2008 – $180) is reported in miscellaneous assets.

The following table presents future income taxes in total, and the principal components:

As at December 31,	2009	2008
Future income tax asset
Actuarial liabilities	$1,540	$(682)
Loss carry forward	1,684	2,052
Accrued interest	322	273
Tax credits	699	725
Other	66	121
	$4,311	$2,489
Valuation allowance	(82)	(97)
Future income tax asset	$4,229	$2,392
Future income tax liability
Real estate	$(287)	$(457)
Securities and other investments	(3,546)	(2,527)
Sale of invested assets	(420)	(385)
Intangible assets	(585)	(637)
Future income tax liability	$(4,838)	$(4,006)
Net future income tax liability	$(609)	$(1,614)

As at December 31, 2009, the Company has approximately $4,495 (2008 – $5,966) of tax loss carry forwards available of which $4,491 expire between the years 2010 and 2029 while $4 have no expiry date. Capital loss carry forwards in the amount of $452 (2008 – $8) expire in the years 2013 and 2014. A tax benefit, related to these tax loss carry forwards, in the amount of $1,602 (2008 – $1,955) has been recognized in future income taxes, and a benefit of $82 (2008 – $97) has not been recognized.

As at December 31, 2009, the Company has recognized approximately $488 (2008 – $496) of general business tax credit carry forwards available which expire between the years 2021 and 2029.

As at December 31, 2009, the Company has approximately $716 (2008 – $664) of current tax payable included in other liabilities.

Unrecognized tax positions

Changes in the amount of unrecognized tax positions are as follows:

For the years ended December 31,	2009	2008
Balance as at January 1	$3,022	$1,892
Additions based on tax positions related to the current year	408	419
Reductions based on tax positions related to the current year	–	(12)
Additions for tax positions of prior years	389	629
Reductions for tax positions of prior years	(401)	(253)
Foreign exchange adjustments	(340)	347
Balance as at December 31	$3,078	$3,022

Included in the balance of unrecognized tax positions as of December 31, 2009, are $1,179 (2008 – $1,226) of unrecognized benefits that, if recognized, would affect the Company’s effective tax rate.

2009 Annual Report	47

Included in the balance of unrecognized tax positions as of December 31, 2009 are $1,899 (2008 – $1,796) of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to an earlier period.

The amount of change in unrecognized tax benefits over the next 12 months cannot be determined.

The Company recognizes interest accrued related to uncertain tax benefits in interest expense (part of other operating costs and expenses) and penalties in tax expense. During the year ended December 31, 2009, the Company recognized approximately $258 (2008 – $243) in interest expense. The Company has approximately $974 of accrued interest as at December 31, 2009 (2008 – $831). The Company has not recognized any material amounts of penalties during the years ended December 31, 2009 and 2008.

The Company files income tax returns for all its operations with the major jurisdictions being Canada and U.S. Canadian tax authorities have completed examinations of tax returns filed for all years prior to 2000 and there are no outstanding appeals for years prior to 1996. In the U.S., the Internal Revenue Services (“IRS”) has completed its examinations for the years prior to 2005. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. Examinations of Canadian tax returns for the years 2000 to 2006 and U.S. income tax returns for the years 2005 to 2007 are currently ongoing. Returns for all subsequent years have not been examined.

See also note 18 (b) tax related contingency.

Note 12    ^    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2009	2008
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Senior debenture issued to Manulife Financial Capital Trust II	1,000	–
Surplus notes – 7.375% U.S. dollar	497	582
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,190	1,198
Total	$4,581	$3,674
Fair value	$4,739	$3,122

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$43 (2008 – US$44), which arose as a result of the acquisition of John Hancock. The amortization of the fair value adjustment is recorded in interest expense.

The cash amount of interest, including dividends on the Class A, Series 1 preferred shares, paid during the year ended December 31, 2009 was $208 (2008 – $190). Issue costs are amortized over the term of the underlying instruments.

Maturity profile of capital instruments

There are no scheduled maturities for any of the outstanding capital instruments within the next five years.

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. Prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures. On or after June 30, 2012, the debentures may be redeemed at par, in each case together with accrued and unpaid interest.

48	2009 Annual Report

At the option of the Trust, the 7.0% debentures are convertible into 40 MLI Class A Shares Series 2 per one thousand dollars face value and the 6.7% debentures are convertible into 40 MLI Class A Shares Series 4 per one thousand dollars face value. Under certain circumstances, the 7.0% debentures will be automatically converted into 40 MLI Class A Shares Series 3 per one thousand dollars face value and the 6.7% debentures will be automatically converted into 40 MLI Class A Shares Series 5 per one thousand dollars face value. On or after June 30, 2051, the MLI Class A Shares Series 2 and Series 3 will be convertible at the option of the holder into MFC common shares. On or after December 31, 2012, the MLI Class A Shares Series 4 and Series 5 will be convertible at the option of the holder into MFC common shares. In each case, the number of MFC common shares is determined by the face amount of the MLI Class A Shares divided by the greater of $1.00 and 95% of the then market price of MFC common shares.

The Trust is a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 17(b)).

Senior debenture issued to Manulife Financial Capital Trust II

On July 10, 2009, MLI issued a $1,000 senior debenture to Manulife Financial Capital Trust II (“Trust II”). The debenture matures on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.535% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%.

On or after December 31, 2014, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019 or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

Trust II is a VIE; however, because the Company is not the primary beneficiary, Trust II is not consolidated (see note 17(b)).

U.S. dollar surplus notes

On February 25, 1994, John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.) issued US$450 of 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires prior approval from the Commissioner of the Office of Financial and Insurance Regulation of the State of Michigan.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $550 remain outstanding and mature on February 16, 2016, bearing interest at a fixed rate of 6.24% for 10 years and thereafter at the 90-day Bankers Acceptance rate plus 1% (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), now John Hancock Holdings Delaware LLC (“JHH”), a wholly owned subsidiary of MLI, issued a $650 subordinated note to Manulife Finance (Delaware) LLC (“MFLLC”) a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”). MFLP and its subsidiaries are related parties to the Company. The note matures on December 15, 2036 and bears interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, JHH may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

On December 14, 2006, MHD (now JHH) issued a $550 senior note to MFLLC which matures on December 15, 2016. On September 30, 2008, the $550 senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%.

MFLP is a VIE; however, MFC is not considered the primary beneficiary and, as a result, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 17(b)).

Note 13    ^    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

Preferred shares

On June 3, 2009, MFC issued 14 million Class 1 Shares Series 1 (“Class 1 Series 1 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $350. The Class 1 Series 1 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 5.6% until September 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.23%. On September 19, 2014 and on September 19 every five years thereafter, the Class 1 Series 1 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 2 (“Class 1 Series 2 Preferred Shares”). The Class 1 Series 2 Preferred Shares are entitled to non-cumulative preferential

2009 Annual Report	49

cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.23%. Subject to regulatory approval, MFC may redeem the Class 1 Series 1 Preferred Shares, in whole or in part, at par on September 19, 2014 and on September 19 every five years thereafter.

On March 4, 2009, MFC issued 18 million Class A Shares, Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%. On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Shares, Series 5 (“Series 5 Preferred Shares”). The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%. Subject to regulatory approval, MFC may redeem the Series 4 Preferred Shares, in whole or in part, at par on June 19, 2014 and on June 19 every five years thereafter.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

Common shares

On November 30, 2009, MFC issued 132 million common shares at $19.00 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,413. Net proceeds including tax benefits were $2,435.

On December 11, 2008, MFC issued 117 million common shares at $19.40 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,190. Net proceeds including tax benefits were $2,208.

On May 7, 2009 MFC announced amendments to its dividend re-investment and share purchase plans. These plans provide registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. These plans are open to registered shareholders residing in Canada or the United States. MFC has the flexibility to fund the plans through open market purchases and treasury issuances.

On November 7, 2007, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2007 to repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding. MFC was also limited to purchasing up to 626,918 common shares on any one day under this bid. The bid expired on November 8, 2008. In total, during the year ended December 31, 2008, MFC purchased, and subsequently cancelled, 11 million of its common shares pursuant to the normal course issuer bids at a total cost of $403. All transactions under the normal course issuer bids were executed on the Exchange at prevailing market prices (or, with regulatory approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid were cancelled.

For the years ended December 31,	2009		2008
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,610	$16,157	1,501	$14,000
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	8	166	3	50
Issued under dividend re-investment and share purchase plans	8	179	—	—
Issued by private placement and public offering, net	132	2,435	117	2,208
Normal course issuer bids – purchased for cancellation	—	—	(11)	(101)
Balance, December 31	1,758	$18,937	1,610	$16,157

50	2009 Annual Report

Note 14    ^     Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure subject to a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and business needs.

Manulife Financial seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Ensuring best access to capital markets, striving for target credit ratings and maintaining the confidence of regulators, policyholders, rating agencies, investors and creditors in order to secure stability and flexibility to operate its businesses; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy constraints established to meet the first two objectives.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s view of risk.

As part of its annual Dynamic Capital Adequacy Testing (“DCAT”), the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk profile. The 2009 results of this testing indicated that, given the actions taken in 2009, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations, in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit, interest rates and reinsurer default, amongst others.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the consolidated level. For regulatory reporting purposes, adjustments are made for various additions or deductions to capital as mandated by guidelines issued by OSFI. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments.

Consolidated capital

As at December 31,	2009	2008
Total equity(1)	$28,907	$27,197
Less AOCI (loss) on cash flow hedges	(48)	(325)
Total equity less AOCI (loss) on cash flow hedges	$28,955	$27,522
Liabilities for preferred shares and qualifying capital instruments(2)	4,037	3,121
Non-controlling interest in subsidiaries	202	217
Total capital	$33,194	$30,860

(1)

Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. In 2009, the current period net unrealized gain or loss on AFS bonds is no longer part of OSFI regulatory capital. As at December 31, 2009, the gain on AFS bonds, net of taxes, was $572.

(2)	Qualifying subordinated debentures, net of unamortized issuance costs. See note 12.

In 2009, the Company’s capital increased by $2,334 compared to the prior year. The increase was primarily due to the issue of $2,500 common shares, $800 preferred shares and $1,000 of innovative capital, net income of $1,420 and the increase of $1,133 in unrealized gains on AFS securities. The impact of these items on the level of capital was partially offset by a reduction of $3,378 from currency translation of net foreign operations and $1,149 of cash dividends paid to shareholders.

In addition, the Company raised $1,600 of senior debt in 2009 and repaid its $2,000 term loan. While such funding may be deployed in subsidiaries as capital, at the MFC consolidated level senior indebtedness is typically not considered capital, consistent with the current OSFI guidelines.

The Board of Directors reviews and approves the Company’s capital management policies. Each quarter, the Audit and Risk Management Committee reviews the Company’s capital position. Annually, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Note 15    ^    Stock-Based Compensation

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the higher of the prior day or prior five day average closing market price of common shares on the Exchange on the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

2009 Annual Report	51

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 2.4 million as at December 31, 2009 (2008 – 2.5 million).

In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2009, 56,000 DSUs (2008 – 217,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2009, no DSUs (2008 – 269,000) were granted to certain employees to defer payment of all or part of their Restricted Share Units (“RSUs”) since the RSUs scheduled to vest in 2009 did so without any payment value.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

	2009	2008
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,914	4,629
Issued	139	535
Reinvested	208	158
Redeemed	(318)	(408)
Outstanding, December 31	4,943	4,914

Of the DSUs outstanding as at December 31, 2009, 2,355,000 (2008 – 2,513,000) entitle the holder to receive common shares, 2,198,000 (2008 – 2,059,000) entitle the holder to receive payment in cash and 390,000 (2008 – 342,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2009, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 70,000 as at December 31, 2009 (2008 – 76,000).

For the year ended December 31, 2009, 3.8 million RSUs (2008 – 1.8 million), 0.6 million Special RSUs (2008 – nil) and 1.5 million Performance Share Units (“PSUs”) (2008 – nil) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. Each RSU/Special RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions. RSUs granted in February 2009 vest 25 per cent on the first anniversary, 25 per cent on the second anniversary and 50 per cent on the date that is 34 months from the grant date, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to these RSUs was $31 for the year ended December 31, 2009 (2008 – $57).

Special RSUs granted in February 2009 vest on the date that is 22 months from the grant date, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to Special RSUs was $4 for the year ended December 31, 2009 (2008 – nil).

PSUs granted in February 2009 vest 25 per cent on the first anniversary, 25 per cent on the second anniversary and 50 per cent on the date that is 34 months from the grant date, subject to performance conditions that are equally weighted over the three performance periods. The related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to PSUs was $20 for the year ended December 31, 2009 (2008 – nil).

52	2009 Annual Report

	2009		2008
Options outstanding For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	27	$27.29	26	$24.95
Granted	9	$16.33	4	$37.71
Exercised	(1)	$18.32	(2)	$20.00
Forfeited	–	$–	(1)	$36.54
Outstanding, December 31	35	$24.72	27	$27.29
Exercisable, December 31	22	$25.46	20	$23.37

	Options outstanding			Options exercisable
As at December 31, 2009 Exercise price	Number of options (in millions)	Weighted average exercise price	Weighted average contractual remaining life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life
$15.67 – $19.52	13	$16.04	6.37	5	$16.68	1.51
$19.53 – $25.45	10	$21.96	2.71	9	$21.94	2.07
$25.46 – $40.38	12	$35.70	5.71	8	$34.38	4.96
Total	35	$24.72	5.06	22	$25.46	3.03

The weighted average fair value of each option granted in 2009 has been estimated at $3.45 (2008 – $7.38) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 2.0% (2008 – 3.2%), dividend yield of 4.4% (2008 – 2.2%), expected volatility of 35% (2008 – 20%) and expected life of 6.25 (2008 – 6.25) years.

In aggregate, the Company recorded stock-based compensation expense of $79 for the year ended December 31, 2009 (2008 – $81).

Dilutive effect of stock-based compensation awards

For the years ended December 31,	2009	2008
Diluted earnings per common share	$0.82	$0.32
Net income available to common shareholders	$1,338	$487
Weighted average number of common shares (in millions)	1,626	1,502
Stock-based awards(1) (in millions)	5	10
Weighted average number of diluted common shares (in millions)	1,631	1,512

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of 22 million (2008 – nine million) anti-dilutive stock-based awards.

Note 16    ^    Employee Future Benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are funded, supplemental pension plans for executives that are primarily unfunded, and other post-employment benefit plans that are also primarily unfunded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes differ from those used for accounting purposes. For 2010, the minimum funding requirement for the Company’s largest registered Canadian and U.S. plans is expected to be in the range of $20 to $50. However, future Company contribution amounts may change upon the Company’s review of its contribution levels during the year.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at September 1, 2008. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is September 1, 2011. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2009.

2009 Annual Report	53

Pension and post-employment benefit plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Changes in plan assets:
Fair value of plan assets, January 1	$2,749	$3,299	$300	$322
Actual return on plan assets	497	(843)	70	(86)
Employer contributions	104	100	70	69
Plan participants’ contributions	1	1	6	4
Benefits paid	(277)	(255)	(76)	(73)
Currency impact	(319)	447	(49)	64
Fair value of plan assets, December 31(1)	$2,755	$2,749	$321	$300

(1) As part of the acquisition of John Hancock Financial Services, Inc. in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives and retired executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. On May 1, 2008, these plans were merged and the funding through the rabbi trust was restricted to only those pension benefit obligations in respect of service prior to that date. At December 31, 2009, assets in the rabbi trust with respect to these pension benefit obligations were $368 (2008 – $334) compared to the pension benefit obligations under the merged plan of $362 (2008 – $435).

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Changes in accrued benefit obligation:
Balance, January 1	$3,801	$3,348	$904	$802
Service cost	63	67	10	12
Interest cost	217	193	51	49
Plan participants’ contributions	1	1	6	4
Amendments	–	(4)	–	1
Actuarial losses (gains)	258	(93)	9	(32)
Benefits paid	(277)	(255)	(76)	(73)
Currency impact	(429)	544	(103)	141
Balance, December 31	$3,634	$3,801	$801	$904

	Pension benefits		Post-employment benefits
As at December 31,	2009	2008	2009	2008
Excess of plan liabilities over fair value of plan assets, end of year	$(879)	$(1,052)	$(480)	$(604)
Unrecognized net actuarial loss (gain)	975	1,114	(1)	30
Unrecognized prior service cost	(31)	(41)	–	(3)
Net prepaid benefit cost (accrued benefit liability)	$65	$21	$(481)	$(577)

Amounts recognized in the consolidated balance sheets

	Pension benefits		Post-employment benefits
As at December 31,	2009	2008	2009	2008
Prepaid benefit cost	$661	$676	$–	$–
Accrued benefit liability	(596)	(655)	(481)	(577)
Net prepaid benefit cost (accrued benefit liability)	$65	$21	$(481)	$(577)

As at December 31, 2009, the Company’s broad-based funded pension plans consisted of assets of $2,741 (2008 – $2,736) and pension benefit obligations of $2,908 (2008 – $3,060), which results in a pension benefit deficit of $167 (2008 – $324). These plans are subject to regulatory contribution requirements.

The Company’s executive supplemental pension plans are primarily unfunded and, as at December 31, 2009, consisted of assets of $14 (2008 – $13) and pension benefit obligations of $726 (2008 – $741), which results in a pension benefit deficit of $712 (2008 – $728). Of this deficit, $540 (2008 – $581) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $368 as at December 31, 2009 (2008 – $334). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

54	2009 Annual Report

Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2009	2008
Broad-based funded pension plans
Fair value of plan assets	$2,741	$2,736
Accrued benefit obligation	2,908	3,060
Shortfall of fair value of plan assets over plan liabilities	$(167)	$(324)
Executive unfunded pension plans
Fair value of plan assets	$14	$13
Accrued benefit obligation	726	741
Shortfall of fair value of plan assets over plan liabilities	$(712)	$(728)
Other
Rabbi trust assets	$368	$334
Total
Fair value of assets	$3,123	$3,083
Accrued benefit obligation	3,634	3,801
Shortfall of fair value of assets over plan liabilities	$(511)	$(718)

The assets that support the portion of the post-employment benefit plans that are not funded form part of the general fund assets of the Company.

The weighted average asset allocation for the Company’s funded pension plans is as follows:

	Actual allocation
As at December 31,	2009	2008
Equity securities(1)	51%	47%
Debt securities	41%	42%
Real estate	3%	4%
Other	5%	7%
Total	100%	100%

(1)	Pension benefit plans include investments in MFC common shares of $0.8 (2008 – $0.5).

Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Defined benefit service cost	$63	$67	$10	$12
Defined contribution service cost	68	63	–	–
Interest cost	217	193	51	49
Actual (positive) negative return on plan assets	(497)	843	(70)	86
Actuarial (gains) losses	258	(93)	9	(32)
Plan amendments	–	(4)	–	1
Pension costs incurred before adjustments	$109	$1,069	$–	$116
Difference between costs arising in the year and costs recognized:
Return on plan assets(1)	247	(1,088)	40	(114)
Actuarial (gains) losses(2)	(248)	108	(15)	31
Plan amendments(3)	(1)	3	(3)	(2)
Net benefit expense	$107	$92	$22	$31

(1)	Expected return on plan assets of $280 (2008 – $273) less deferral of actual (positive) negative return on plan assets of $(567) (2008 – $929).

(2)	Actuarial loss amortized of $4 (2008 – $14) less actual actuarial loss incurred of $(267) (2008 – $125).

(3)	Amortization of plan amendment gains recognized of $4 (2008 – $2) less actual plan amendment gains incurred of $nil (2008 – $3).

2009 Annual Report	55

Key weighted average assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
To determine the accrued benefit obligation at end of year:
Discount rate	5.5%	6.1%	5.8%	6.2%
Rate of compensation increase	4.1%	4.0%	3.3%	3.3%
Initial health care cost trend rate(1)	n/a	n/a	8.0%	8.2%
To determine the net benefit expense for the year:
Discount rate	6.1%	5.8%	6.2%	5.9%
Expected return on plan assets(2)	7.4%	7.5%	8.0%	8.0%
Rate of compensation increase	4.0%	4.6%	3.3%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.2%	8.6%

(1)

The health care cost trend rate used to measure the U.S. based post-employment obligation was 8.5% grading to 5.0% for 2028 and years thereafter (2008 – 8.5% grading to 5.0% for 2016) and to measure the expense was 8.5% grading to 5.0% for 2016 and years thereafter (2008 – 9.0% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 6.5% grading to 4.75% for 2020 and years thereafter (2008 – 6.1% grading to 4.9% for 2013) and to measure the expense was 6.1% grading to 4.9% for 2013 and years thereafter (2008 – 6.4% grading to 4.9% for 2013).

(2)

The expected return on pension plan assets for U.S. based plans was 8.0% (2008 – 8.0%). Plans based in Canada had an expected return on plan assets of 6.2% (2008 – 6.2%). Other pension plans had an expected return of 4.6% (2008 – 5.3%).

To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.

Sensitivity of key assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for pension and post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2009	Obligation	Expense	Obligation	Expense
Discount rate:
Impact of a 1% increase	$(324)	$(6)	$(76)	$(2)
Impact of a 1% decrease	$374	$24	$96	$2
Expected return on plan assets:
Impact of a 1% increase	n/a	$(31)	n/a	$(4)
Impact of a 1% decrease	n/a	$31	n/a	$4
Rate of compensation increase:
Impact of a 0.25% increase	$4	$1	$–	$–
Impact of a 0.25% decrease	$(4)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$50	$7
Impact of a 1% decrease	n/a	n/a	$(41)	$(6)

Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded pension and post-employment benefit plans, cash payments directly to beneficiaries for unfunded pension and post-employment benefit plans, and cash contributed to defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2009	2008	2009	2008
Defined benefit	$104	$100	$70	$69
Defined contribution	68	63	–	–
Total	$172	$163	$70	$69

56	2009 Annual Report

Cash flows – estimated benefit payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2010	$294	$60
2011	287	62
2012	284	62
2013	286	63
2014	286	63
2015 – 2019	1,425	326

Investment policy and strategy

The Company’s overall investment strategy for the plans varies by country and also by plan, depending on several factors including legislative requirements, types of benefit provided, plan demographics and plan funded status. The investment policies and strategies of the plans have been developed primarily to diversify the plan assets. Overall, investments are allocated primarily between the major asset classes of fixed income and equity, with a relatively smaller proportion of investments in alternative asset classes. Currently, the overall target asset allocation is set at approximately the following: for Canada, fixed income 64% and public equity 36%; for the U.S., fixed income 35%, public equity 52% and other types of investments 13%.

The plans are not permitted to borrow funds to acquire securities or otherwise deal in margin trading. In addition, restrictions are placed around the quality of debt instruments held and the amount of securities invested in any one company and diversification targets across sectors are set for equity securities and other investments. The use of derivatives is permitted but affected plans are prohibited from selling derivatives on securities they do not own.

Fair value measurements

Fair value measurements of pension and other post-employment benefit plan assets are categorized according to a three-level hierarchy, as described in note 19.

The fair values of pension and other post-employment benefit plan assets at December 31, 2009 by asset category are as follows:

As at December 31, 2009	Total fair value	Level 1(1)	Level 2(1)	Level 3(1)
Pension plans
Cash and cash equivalents	$39	$39	$–	$–
Equities(2)	1,395	755	640	–
Fixed income(2)	1,090	731	276	83
Other investments(3)	231	3	–	228
Total pension plan assets	$2,755	$1,528	$916	$311

Post-employment plans
Cash and cash equivalents	$24	$24	$–	$–
Equities(2)	160	27	133	–
Fixed income(2)	132	27	103	2
Other investments(3)	5	–	–	5
Total post-employment benefit plan assets	$321	$78	$236	$7

(1)	See note 19 for a description of the categorization of assets under the three-level fair value hierarchy.

(2)

Includes investments in mutual funds, common/collective trusts, separate accounts, and separate accounts of group annuity contracts that share exposure to equities or fixed income securities respectively.

(3)	Includes investments in private equity, timber and agriculture and other assets.

2009 Annual Report	57

The changes in Level 3 pension and other post-employment benefit plan assets measured at fair value on a recurring basis are summarized as follows:

	Private equity	Timber and agriculture and other
Balance as at January 1, 2009	$188	$191
Actual return on plan assets
Relating to assets still held at the reporting date	(22)	28
Relating to assets sold during the period	5	2
Purchases, sales and settlements	(7)	(13)
Currency movement	(26)	(28)
Balance as at December 31, 2009	$138	$180

Note 17    ^    Variable Interest Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered variable interest entities. The Company also has relationships with VIEs used to arrange certain of the Company’s financings.

The variable interest holder, if any, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved in the entity, calculating estimates of the entity’s expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company’s involvement in creating or managing the VIE.

If it is not considered to be the primary beneficiary, the Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

a)	Investment entities that are variable interest entities

Variable interest entities that are consolidated with the Company’s segregated funds

The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2009 resulted in an increase in segregated fund assets of $1,648 (2008 – $235), an increase in segregated fund liabilities of $911 (2008 – $77) and an increase in net assets held by other contract holders of $737 (2008 – $158).

The liabilities recognized as a result of consolidating the timberland VIEs do not represent additional claims on the general assets of the Company; rather, they represent claims against the assets recognized as a result of consolidating the VIEs. Conversely, the assets recognized as a result of consolidating the timberland VIEs do not represent additional assets which the Company can use to satisfy claims against its general assets; rather they can only be used to settle the liabilities recognized as a result of consolidating the VIEs.

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of MFLP into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as noted above, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages.

The following is a discussion of the entities with which the Company has significant relationships.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

58	2009 Annual Report

The maximum exposure to losses from CDOs managed by the Company is $29 (2008 – $33). This consists of $14 (2008 – $16) in tranches rated below BBB and $15 (2008 – $17) in equity tranches.

Company-managed CDOs As at December 31,	2009	2008
Total assets	$1,498	$2,496
Total debt	$5,598	$8,121
Total other liabilities	7	47
Total liabilities	$5,605	$8,168
Total equity(1)	(4,107)	(5,672)
Total liabilities and equity(2)	$1,498	$2,496

(1)

Declines in assets reflect fair value adjustments to mortgage securities in the CDO funds managed by the Company’s subsidiary, Declaration Management & Research LLC. Since the funds’ assets are carried at fair value and their debt is carried at par, declines in the assets’ fair values generate negative equity in the funds.

(2)	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

Low-income housing partnerships

The Company has investments that qualify for low-income housing tax credits (“LIH Partnerships”). These investments are primarily made through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $546 (2008 – $658). This consists of $423 (2008 – $518) of equity investments, $66 (2008 – $79) of mortgages, and $57 (2008 – $61) of outstanding equity capital commitments.

LIH Partnerships(1) As at December 31,	2009	2008
Total assets	$1,242	$1,480
Total debt	$715	$883
Total other liabilities	131	126
Total liabilities	$846	$1,009
Total equity	396	471
Total liabilities and equity(2)	$1,242	$1,480

(1)	Certain data in the table above is reported with a six to twelve month lag due to the delayed availability of financial statements of the LIH Partnerships.

(2)	Includes the Company’s investment in the debt and equity of the LIH Partnerships.

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $8 billion, of which $6 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment manager to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

The maximum exposure of the Company’s general fund to losses from the Timber Funds is $538 (2008 – $460). This consists of $161 (2008 – $189) of equity investments, $373 (2008 – $263) of debt investments, and $4 (2008 – $8) of outstanding equity commitments to these funds.

Timber Funds As at December 31,	2009	2008
Total assets	$6,480	$7,860
Total debt	$3,058	$2,922
Total other liabilities	160	455
Total liabilities	$3,218	$3,377
Total equity	3,262	4,483
Total liabilities and equity(1)	$6,480	$7,860

(1)	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships,

2009 Annual Report	59

and businesses that have undergone debt restructurings and reorganizations. The Company believes that its relationships with these Other Entities are not significant and, accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets, the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

b)	Financing entities that are variable interest entities

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), an open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The MaCS form part of the Company’s Tier 1 regulatory capital.

Manulife Financial Capital Trust II

Manulife Financial Capital Trust II (“Trust II”), an open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, Trust II is not consolidated. Under certain circumstances and without the consent of the holders, Manulife Financial Capital Trust II Notes – Series 1 (“MaCS II – Series 1”) or interest thereon issued by Trust II may be automatically exchanged or paid by the issuance of non-cumulative Class 1 preferred shares of MLI. The MaCS II – Series 1 form part of the Company’s Tier 1 regulatory capital.

Manulife Finance (Delaware), L.P.

On December 14, 2006, MFLP, a wholly owned partnership, issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

In order to manage exposure to the interest rate difference between the debentures issued and the subordinated notes receivable from MHD (now JHH, see note 12), MFLP has entered into interest rate swaps.

In accordance with VIE accounting guidelines, MFLP is divided into two silos and one host entity. The largest silo comprises the issued debt instruments and the interest rate swaps described above. The smaller silo and the host entity comprise the amounts the Company has invested, plus accumulated interest thereon. The Company is not the primary beneficiary of and, therefore, does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both. The impact of this application of the silo aspects of the VIE accounting guidelines resulted in the Company recognizing its subordinated debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public. There is no impact to the Company’s assets, liabilities or equity as a result of this accounting.

Note 18    ^    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before the OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

60	2009 Annual Report

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)	Tax related contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2009, the Company recorded additional charges of US$187 after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all the leveraged leases be fully denied, the maximum after-tax exposure including interest would be an additional estimated US$284 as at December 31, 2009.

The Company expects that it will go to trial in tax court in 2011, related to this matter, and although the Company believes it has compelling facts and circumstances that differentiate its case from other taxpayers, there is no assurance that the Company will be successful. The Company continues to monitor and assess the facts and circumstances in this matter. Subsequent to year end, there was another court case that was decided unfavourably for the taxpayer. Accordingly, the Company has assessed its position in relation to these recent developments and expects to take an additional provision of approximately US$94 in the first quarter of 2010.

c)	Accident reinsurance disputes

The Company is engaged in a small number of disputes in respect of its reinsurance business and believes it has provided adequately for any possible exposure.

d)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,833 (2008 – $2,722) of outstanding investment commitments as at December 31, 2009, of which $207 (2008 – $230) mature in 30 days, $1,343 (2008 – $1,429) mature in 31 to 365 days and $1,283 (2008 – $1,063) mature after one year.

e)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. As at December 31, 2009, letters of credit for which third parties are beneficiary, in the amount of $504 (2008 – $588), were outstanding.

f)	Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

2009 Annual Report	61

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of MLI’s $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the year ended December 31, 2009	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated(1)	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$59	$60	$39,302	$2,000	$(1,314)	$40,107
Net income (loss) available to shareholders	1,402	2	2,726	(1,153)	(1,575)	1,402
Invested assets	3	7	185,391	2,150	(81)	187,470
Total other assets	32,700	1,384	17,975	5,101	(39,490)	17,670
Policy liabilities	–	–	134,826	6,861	–	141,687
Total other liabilities	3,796	1,232	36,772	121	(7,375)	34,546

As at and for the year ended December 31, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated(1)	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$151	$72	$28,083	$5,099	$(402)	$33,003
Net income (loss) available to shareholders	517	9	220	329	(558)	517
Invested assets	23	2	187,163	1,035	(722)	187,501
Total other assets	32,014	1,597	23,693	5,620	(39,400)	23,524
Policy liabilities	–	–	140,932	5,269	143	146,344
Total other liabilities	4,840	1,417	39,840	–	(8,613)	37,484

(1)

Effective December 31, 2009, MLI purchased from MFC all of the shares of JHH which it did not already own and, immediately thereafter, John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company merged with and into John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), John Hancock Financial Services, Inc. merged with and into The Manufacturers Investment Corporation and Manulife Holdings (Delaware) LLC merged with and into JHHLLC (the “Reorganization”). This common control transaction has been accounted for using pooling of interests accounting on a retroactive basis. Accordingly, the MLI consolidated amounts include the revenue, net income, assets and liabilities of JHH as at and for the years ended December 31, 2009 and 2008.

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 21(k).

g)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

The amounts pledged were as follows:

	2009		2008
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$1,194	$12	$2,686	$206
Regulatory requirements	167	34	160	62
Real estate	–	85	–	100
Repurchase agreements	–	–	1,028	–
Non-registered retirement plans in trust	–	453	–	442
Other	1	1	2	1
Total	$1,362	$585	$3,876	$811

The Company is required to deposit securities with government agencies in U.S. states where it conducts business. As of December 31, 2009, the fair value of securities on deposit was approximately $52 (2008 – $72). These amounts are included under regulatory requirements in the table above.

62	2009 Annual Report

h)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under non-cancelable operating leases, are presented below:

2010	$114
2011	96
2012	81
2013	69
2014	51
Thereafter	249
Total minimum lease payments	$660

i)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the declaration or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.

The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. See also note 14.

Regulated subsidiaries of MFC must also maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions.

There are additional restrictions on shareholder dividend distributions in foreign jurisdictions. In the U.S., MFC’s principal U.S. insurance subsidiary JHUSA is domiciled in the state of Michigan. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary would exceed that subsidiary’s earned regulatory surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year and 10 per cent of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In addition, Michigan law requires that notification be given to the local insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution.

j)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 19    ^    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values reflect management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment.

The fair values and the basis for determining the fair value of invested assets, derivatives, consumer notes, long-term debt, and liabilities for preferred shares and capital instruments are disclosed in notes 4, 6, 9, 10 and 12, respectively.

The fair value of bank deposits is estimated at $14,752 as at December 31, 2009 (2008 – $12,323), compared to a carrying value of $14,735 as at December 31, 2009 (2008 – $12,210). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

2009 Annual Report	63

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

Financial instruments measured at fair value on the consolidated balance sheets

In accordance with Section 3862, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most bonds are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities (“CMBS”), and other securities that have little or no price transparency. Embedded and complex derivative financial instruments are also included in Level 3.

In determining the fair value of its financial instruments, the Company uses observable market data, when available, and minimizes the use of unobservable inputs to the extent possible when determining fair value.

The following table presents the Company’s assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy.

Fair value of financial instruments As at December 31, 2009	Total fair value	Level 1	Level 2	Level 3
Assets
Bonds
Fair value option	$71,544	$–	$67,998	$3,546
Available-for-sale	13,563	–	13,065	498
Stocks
Fair value option	7,276	7,276	–	–
Available-for-sale	2,412	2,412	–	–
Cash and short-term securities
Fair value option	651	–	651	–
Available-for-sale	16,118	–	16,118	–
Other	2,011	2,011	–	–
Derivative assets	2,680	–	2,597	83
Segregated funds net assets(1)	191,741	185,851	2,693	3,197
Total assets carried at fair value	$307,996	$197,550	$103,122	$7,324
Liabilities
Derivative liabilities	$2,656	$–	$2,608	$48
Consumer notes	1,291	–	1,291	–
Total liabilities carried at fair value	$3,947	$–	$3,899	$48

(1)

Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

64	2009 Annual Report

Fair value of financial instruments As at December 31, 2008	Total fair value	Level 1	Level 2	Level 3
Assets
Bonds
Fair value option	$70,399	$–	$66,422	$3,977
Available-for-sale	12,749	–	12,107	642
Stocks
Fair value option	5,492	5,492	–	–
Available-for-sale	2,748	2,748	–	–
Cash and short-term securities
Fair value option	705	–	705	–
Available-for-sale	13,928	–	13,928	–
Other	2,636	2,636	–	–
Derivative assets	7,883	–	7,613	270
Segregated funds net assets(1)	165,380	160,191	1,605	3,584
Total assets carried at fair value	$281,920	$171,067	$102,380	$8,473
Liabilities
Derivative liabilities	$6,389	$–	$6,275	$114
Consumer notes	1,876	–	1,876	–
Total liabilities carried at fair value	$8,265	$–	$8,151	$114

(1)

Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the consolidated balance sheets using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the twelve months ending December 31, 2009 for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

Roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

For the year ended December 31, 2009	Bonds – fair value option	Bonds – available-for-sale	Net derivatives	Segregated funds net assets
Balance as at January 1, 2009	$3,977	$642	$156	$3,584
Net realized/unrealized gains (losses) included in:
Net income(1)	229	(80)	(6)	(562)
Other comprehensive income(2)	–	121	10	–
Purchases	883	44	–	973
Sales	(921)	(161)	–	(265)
Transfers into Level 3(3)	469	47	10	–
Transfers out of Level 3(3)	(484)	(9)	(121)	–
Currency movement	(607)	(106)	(14)	(533)
Balance as at December 31, 2009	$3,546	$498	$35	$3,197
Gains (losses) for the year included in net income attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2009	$556	$–	$(27)	$(444)

(1)

These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

2009 Annual Report	65

For the year ended December 31, 2008	Bonds – fair value option	Bonds – available-for-sale	Stocks	Net derivatives	Segregated funds net assets
Balance as at January 1, 2008	$4,660	$767	$4	$(10)	$2,805
Net realized/unrealized gains (losses) included in:
Net income(1)	(1,701)	(45)	5	140	(10)
Other comprehensive income(2)	–	(196)	–	2	–
Purchases	314	93	(9)	–	172
Sales	(564)	(159)	–	–	(67)
Transfers into Level 3(3)	504	36	–	–	–
Transfers out of Level 3(3)	(355)	(53)	–	13	–
Currency movement	1,119	199	–	11	684
Balance as at December 31, 2008	$3,977	$642	$–	$156	$3,584
Gains (losses) for the year included in net income attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2008	$(1,224)	$–	$–	$137	$8

(1)

These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Note 20    ^    Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Canadian, Asia and Japan Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Canadian, Asia and Japan Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Reinsurance.  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.

The Company allocates gains and losses, that arise when investment and market related experience differs from the assumptions used in the valuation of policy liabilities, in accordance with the way the Company manages the assets and related risk positions. These gains and losses are accumulated into two pools – insurance and wealth management and then allocated pro-rata to the reporting segments based on their respective policy liabilities. Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass through products, such as par insurance, are not included in the pools.

66	2009 Annual Report

By segment For the year ended December 31, 2009	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance(1)	$6,640	$–	$3,383	$3,907	$1,123	$–	$15,053
Annuities and pensions	–	5,866	1,909	118	–	–	7,893
Total premium income	$6,640	$5,866	$5,292	$4,025	$1,123	$–	$22,946
Investment income (loss)	2,821	2,731	4,244	1,978	204	(675)	11,303
Other revenue	649	2,580	1,448	830	24	327	5,858
Total revenue	$10,110	$11,177	$10,984	$6,833	$1,351	$(348)	$40,107
Interest expense	$36	$179	$276	$60	$1	$749	$1,301
Income (loss) before income taxes	$(2,245)	$3,176	$103	$1,265	$330	$(2,781)	$(152)
Income tax recovery (expense)	804	(990)	670	464	(69)	693	1,572
Net income (loss)	$(1,441)	$2,186	$773	$1,729	$261	$(2,088)	$1,420
Less net income (loss) attributed to participating policyholders	–	–	28	(10)	–	–	18
Net income (loss) attributed to shareholders	$(1,441)	$2,186	$745	$1,739	$261	$(2,088)	$1,402
Segregated funds deposits	$2,269	$17,265	$5,728	$3,813	$–	$9	$29,084
Goodwill
Balance, January 1	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Acquisition of subsidiary	–	–	48	–	–	–	48
Change in foreign exchange rates	(439)	(313)	–	(102)	(12)	11	(855)
Balance, December 31	$2,427	$1,843	$2,166	$537	$70	$79	$7,122

As at December 31, 2009 Policy liabilities	$54,004	$29,384	$38,876	$17,877	$1,693	$(147)	$141,687
Total assets	$59,004	$38,503	$63,568	$25,628	$2,974	$15,463	$205,140
Segregated funds net assets held by policyholders	$11,431	$113,440	$36,258	$27,218	$–	$2,318	$190,665

(1)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations. The Company retains certain benefits and certain risks on this business.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2009	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$7,139	$3,431	$3,914	$569	$15,053
Annuities and pensions	5,866	1,909	118	–	7,893
Total premium income	$13,005	$5,340	$4,032	$569	$22,946
Investment income (loss)	5,339	3,985	1,848	131	11,303
Other revenue	3,464	1,530	844	20	5,858
Total revenue	$21,808	$10,855	$6,724	$720	$40,107

2009 Annual Report	67

By segment For the year ended December 31, 2008	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,751	$–	$5,913	$3,266	$1,091	$–	$16,021
Annuities and pensions	–	6,264	852	115	–	–	7,231
Total premium income	$5,751	$6,264	$6,765	$3,381	$1,091	$–	$23,252
Investment income (loss)	3,819	1,238	544	(620)	132	(815)	4,298
Other revenue	621	2,545	1,116	853	24	294	5,453
Total revenue	$10,191	$10,047	$8,425	$3,614	$1,247	$(521)	$33,003
Interest expense	$33	$101	$412	$60	$2	$579	$1,187
Income (loss) before income taxes	$1,187	$(1,652)	$1,118	$223	$177	$(476)	$577
Income tax (expense) recovery	(408)	731	(467)	(61)	(23)	148	(80)
Net income (loss)	$779	$(921)	$651	$162	$154	$(328)	$497
Loss attributed to participating policyholders	–	–	5	15	–	–	20
Net income (loss) attributed to shareholders	$779	$(921)	$656	$177	$154	$(328)	$517
Segregated funds deposits	$1,398	$20,187	$6,611	$5,837	$–	$172	$34,205
Goodwill
Balance, January 1	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Purchase equation adjustment	–	–	3	–	–	–	3
Change in foreign exchange rates	575	416	–	194	16	4	1,205
Balance, December 31	$2,866	$2,156	$2,118	$639	$82	$68	$7,929

As at December 31, 2008
Policy liabilities	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344
Total assets	$64,525	$43,091	$55,684	$22,723	$3,265	$21,737	$211,025
Segregated funds net assets held by policyholders	$10,342	$99,133	$27,628	$24,541	$–	$3,163	$164,807

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2008	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$6,264	$5,955	$3,273	$529	$16,021
Annuities and pensions	6,264	852	115	–	7,231
Total premium income	$12,528	$6,807	$3,388	$529	$23,252
Investment income (loss)	4,408	518	(790)	162	4,298
Other revenue	3,367	1,193	881	12	5,453
Total revenue	$20,303	$8,518	$3,479	$703	$33,003

68	2009 Annual Report

Note 21    ^    Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

	2009			2008
As at December 31,	Note 21 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$18,849	$18,780	$17,359	$17,269
Securities
Bonds and other fixed maturity investments	f (i), g (iv)	113,543	85,107	112,332	83,148
Stocks	f (ii), g (iv), g (vii)	19,108	9,688	16,532	8,240
Loans
Mortgages	g (iv)	30,866	30,699	31,317	30,963
Private placements and other fixed maturity investments	f (iii)	2,126	22,912	2,501	25,705
Policy loans		6,609	6,609	7,533	7,533
Bank loans		2,457	2,457	2,384	2,384
Real estate	f (iv)	3,912	5,897	4,392	6,345
Other investments	f (v), f (xi), g (iv)	5,317	5,321	5,915	5,914
Total invested assets		$202,787	$187,470	$200,265	$187,501
Other assets
Accrued investment income	g (iv)	$1,546	$1,540	$1,766	$1,760
Outstanding premiums		812	812	799	799
Deferred acquisition costs	f (vii)	18,926	–	21,373	–
Reinsurance deposits and amounts recoverable	g (vi)	4,986	–	5,192	–
Goodwill		6,187	7,122	6,834	7,929
Intangible assets		1,990	2,005	2,115	2,115
Derivatives	f (xi), g (iv)	2,684	2,680	7,888	7,883
Value of business acquired	f (viii)	3,062	–	4,239	–
Miscellaneous	g (iv)	4,040	3,511	5,528	3,038
Total other assets		$44,233	$17,670	$55,734	$23,524
Segregated funds net assets(1)	g (iv)	$174,449	$–	$148,492	$–
Total assets		$421,469	$205,140	$404,491	$211,025
Segregated funds net assets(1)	g (iv)	$–	$191,741	$–	$165,380

(1)	U.S. GAAP terminology is separate accounts.

2009 Annual Report	69

Condensed Consolidated Balance Sheets (continued)

			2009		2008
As at December 31,	Note 21 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Liabilities and equity
Policy liabilities	f (vi), g (iv)	$174,525	$141,687	$183,936	$146,344
Deferred realized net gains	f (iv)	–	108	–	127
Bank deposits		14,736	14,735	12,210	12,210
Consumer notes	f (xii)	1,261	1,291	1,959	1,876
Long-term debt		3,319	3,308	3,721	3,689
Future income tax liability(2)	g (iv)	1,932	1,178	797	1,794
Derivatives	f (xi)	2,691	2,656	6,352	6,389
Other liabilities	f (ix), g (iv)	12,471	6,487	18,162	7,508
		$210,935	$171,450	$227,137	$179,937
Liabilities for preferred shares and capital instruments		4,587	4,581	3,681	3,674
Noncontrolling interest in subsidiaries	g (x)		202		217
Segregated funds net liabilities(1)	g (iv)	174,449	–	148,492	–
Common shares, preferred shares, retained earnings and contributed surplus		35,441	33,491	28,418	29,813
Accumulated other comprehensive income (loss) on available-for-sale securities & others	f (xiii)	1,080	612	(2,652)	(521)
on cash flow hedges		552	(48)	1,556	(325)
on translation of net foreign operations		(5,989)	(5,148)	(2,557)	(1,770)
Noncontrolling interest in subsidiaries	g (x)	414		416
Total liabilities and equity		$421,469	$205,140	$404,491	$211,025
Segregated funds net liabilities(1)	g (iv)	$–	$191,741	$–	$165,380

(1)	U.S. GAAP terminology is separate accounts.

(2)	U.S. GAAP terminology is deferred income taxes.

b)	Condensed Consolidated Statements of Operations

			2009		2008
For the years ended December 31,	Note 21 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income		$12,954	$22,946	$14,045	$23,252
Net investment income (investment income)		9,001	11,303	1,320	4,298
Fee income and other revenue		7,864	5,858	6,252	5,453
Total revenue		$29,819	$40,107	$21,617	$33,003
Policy benefits and expenses
Policyholder benefits		$17,750	$30,081	$17,765	$22,201
Commissions, investment and general expenses		4,884	8,609	4,713	8,724
Amortization of deferred acquisition costs and value of business acquired		2,408	–	(739)	–
Other	g (x)	1,476	1,569	1,492	1,501
Total policy benefits and expenses		$26,518	$40,259	$23,231	$32,426
Income (loss) before income taxes and change in accounting policy		$3,301	$(152)	$(1,614)	$577
Income taxes		(158)	1,572	813	(80)
Net income (loss)		$3,143	$1,420	$(801)	$497
Adjust for noncontrolling interest included in net income under Canadian GAAP	g (x)		$(16)		$34
Net income attributed to shareholders, policyholders and noncontrolling interest	g (x)	$3,143	$1,404	$(801)	$531
Attributed to:
Noncontrolling interest		$11	$(16)	$14	$34
Participating policyholders		(186)	18	44	(20)
Shareholders		3,318	1,402	(859)	517
		$3,143	$1,404	$(801)	$531
Weighted average number of common shares outstanding (in millions)		1,626	1,626	1,502	1,502
Weighted average number of diluted common shares outstanding (in millions)		1,631	1,631	1,512	1,512
Basic earnings (loss) per common share		$1.89	$0.82	$(0.54)	$0.32
Diluted earnings (loss) per common share		$1.88	$0.82	$(0.54)	$0.32
Dividends per common share		$0.78	$0.78	$1.00	$1.00

70	2009 Annual Report

c)	Reconciliation of Canadian GAAP to U.S. GAAP net income

For the years ended December 31,	Note 21 Reference	2009	2008
Net income determined in accordance with Canadian GAAP		$1,420	$497
Net investment income
Bonds excluding other than temporary impairments(1)	f (i)	(3,535)	4,695
Interest rate related other than temporary impairments	f (i)	(635)	(1,877)
Stocks(2)	f (ii)	(1,590)	1,843
Cash flow hedges(3)	f (xi)	1,775	(2,046)
Real estate	f (iv)	(194)	(300)
Other	f (v)	(311)	(94)
		$(4,490)	$2,221
Deferred acquisition costs, differences(4)	f (vii)	1,174	4,507
Value of business acquired, differences	f (viii)	(241)	(68)
Consumer notes fair value adjustment	f (xii)	110	(22)
Policy liabilities	f (vi), f (ix)	6,826	(8,825)
Commissions, investment and general expenses		(12)	(10)
Income taxes on above items(5)		(1,628)	865
Noncontrolling interest included in net income under Canadian GAAP	g (x)	(16)	34
Net income (loss) determined in accordance with U.S. GAAP		$3,143	$(801)

(1)

Bonds classified in 2009 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include net realized gains on U.S. GAAP of $1,011 and net unrealized and realized gains on Canadian GAAP of $4,541.

(2)	Stocks classified in 2009 as AFS for U.S. GAAP and FVO for Canadian GAAP include net realized gains on U.S. GAAP of $141 and net unrealized and realized gains on Canadian GAAP of $1,731.

(3)	Cash flow hedge accounting on certain forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

(4)	Deferred acquisition costs consist of $3,341 (2008 – $3,699) of expenditures that have been capitalized and $2,167 of amortization (2008 – $808 benefit).

(5)	U.S. GAAP terminology is deferred income taxes.

d)	Other comprehensive income reconciliation

For the years ended December 31,	2009	2008
Comprehensive income (loss) in accordance with Canadian GAAP	$(548)	$2,756
Difference in Canadian GAAP to U.S. GAAP net income (loss)	1,723	(1,298)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of income tax expense of $1,774 (2008 – income tax benefit of $2,002)	3,823	(4,267)
Adjustments to net unrealized gains (losses):
Actuarial liabilities, net of income tax benefit of $117 (2008 – income tax expense of $399)	(457)	1,298
Deferred acquisition costs, net of income tax benefit of $240 (2008 – income tax expense of $156)	(526)	351
Deferred revenue, net of income tax expense of $13 (2008 – income tax benefit of $15)	24	(27)
Value of business acquired, net of income tax benefit of $139 (2008 – income tax expense of $126)	(262)	237
Changes in gains on derivative investments designated as cash flow hedges, net of income tax benefit of $822 (2008 – income tax expense of $964)	(1,281)	1,467
Additional pension obligation, net of income tax expense of $10 (2008 – income tax benefit of $406)	(3)	(755)
Changes in unrealized currency translation gains (losses) of self-sustaining operations, net of income tax benefit of $13 (2008 – nil) (1)	(54)	(1,089)
Total difference in other comprehensive income (loss), excluding amounts attributed to noncontrolling interest under U.S. GAAP	$1,264	$(2,785)
Other comprehensive income (loss) attributed to noncontrolling interest under U.S. GAAP	$(18)	$26
Comprehensive income (loss) in accordance with U.S. GAAP	$2,421	$(1,301)

(1)	Included a gain of $562 (2008 – loss of $748), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

2009 Annual Report	71

e)	Derivative instruments and hedging activities

The Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for trading using the fair value option available under Canadian GAAP. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under U.S. GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedged items. These differences create reconciling items between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in OCI and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $13, included in AOCI as at December 31, 2009 (2008 – losses of $18), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

f)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit. Reversals of impairment losses on AFS bonds are recognized when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

Bonds and other fixed maturity investments that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value when the Company does not expect to recover the amortized cost of the security.

(ii) Stocks	Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.	Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.
(iii) Private placements and other fixed maturity investments	Private placement and other fixed maturity investments include fixed income securities and private placement loans for which prices quoted in active markets are not available, as well as investments in leveraged leases. Private placement loans and leveraged leases are carried at cost less allowance for impairments, if any.

Private placements and other fixed maturity investments include investments in leveraged leases which are accounted for at amortized cost, less allowance for impairments, if any.

Investments in private placement loans are categorized as bonds and other fixed maturity investments under U.S. GAAP.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(v) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more). The Company uses the cost method for its investments in LPs and LLCs when it does not exercise significant influence.	The Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant.

72	2009 Annual Report

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities

Actuarial liabilities for all types of policies are calculated using CALM and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

The measurement and valuation of policy liabilities under U.S. GAAP is dependant on the product category as follows:

a) Non-participating insurance (including whole life and term insurance, disability insurance and certain reinsurance contracts).

Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

b) Limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts.

The actuarial liability for limited-payment contracts is determined using an approach similar to that applied to non-participating insurance contracts (described above), except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts of this type that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

Recognition of additional actuarial liabilities is required for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

2009 Annual Report	73

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities (continued)

c) Participating insurance contracts

The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, actuarial liabilities included in the above categories, are adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

d) Segregated fund contracts

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under specific U.S. GAAP requirements, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives and accounted for as stand-alone financial instruments where appropriate. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with non-participating insurance policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with universal life-type contracts, investment contracts and participating insurance contracts are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future

74	2009 Annual Report

	Canadian GAAP	U.S. GAAP
(vii) Deferred acquisition costs (continued)		experience, and total amortization to date is adjusted to reflect any change in this estimated proportion. In addition, DAC relating to these contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had actually been realized. These amounts are recorded in OCI.
(viii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.

VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(ix) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

For limited-payment contracts, universal life-type contracts and investment contracts, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is included in other liabilities and is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(x) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

The estimated net profit or loss from long-duration reinsurance treaties is recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(xi) Derivatives

Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (f) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as AFS as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI or earnings as applicable as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (e) above.

2009 Annual Report	75

	Canadian GAAP	U.S. GAAP
(xii) Consumer notes	The Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings.	Consumer notes are carried at amortized cost.
(xiii) Employers’ accounting for defined benefit pension and other post-retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	The funded status of a defined benefit pension or other post-retirement benefit plan is recognized on the balance sheet as an asset or liability with an offset to OCI. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation.

g)	Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on limited payment contracts, universal–life type contracts and investment contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support limited payment contracts, universal life-type contracts and investment contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.
(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in separate financial statements and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

General Account classification is required for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

76	2009 Annual Report

	Canadian GAAP	U.S. GAAP
(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts, including limited payment contracts, universal life-type contracts and investment are disclosed as a financing activity in the Consolidated Statements of Cash Flows.
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	There is a presumption that the general partner of a partnership (or managing member of a limited liability company) controls the partnership, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership).
(ix) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.
(x) Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries are presented between liabilities and equity (the “mezzanine”) in the Consolidated Balance Sheets. Amounts attributable to non-controlling interests are presented in total policy benefits and expenses in the Consolidated Statements of Operations.

Noncontrolling interests in subsidiaries are presented as equity in the Consolidated Balance Sheets. The Company’s net income includes and presents separately amounts attributable to noncontrolling interests in the Consolidated Statements of Operations.

Other comprehensive income is allocated between the total amount attributable to controlling and to noncontrolling interests.

h)	Additional U.S. GAAP Disclosures

Invested assets

The carrying value of fair value option securities includes a net unrealized gain of $169 (2008 – net unrealized loss of $575). The change in the net unrealized loss on fair value option securities included in investment income during the year ended December 31, 2009 was $744 (2008 – loss of $866).

Deferred acquisition costs and value of business acquired

Under U.S. GAAP, acquisition costs incurred in relation to the ongoing acceptance of liabilities are deferred and amortized over the life of the related policy. Amounts incurred during the year in relation to these costs are as follows:

As at December 31,	2009	2008
Balance, beginning of year	$21,373	$13,156
Capitalization	3,341	3,699
Amortization(1)	(2,167)	808
Change in unrealized investment gains (losses)	(766)	507
Adoption of FSP No. FAS 115-2:
Impact on unrealized investment gains (losses)	(357)	–
Impact on DAC asset	(11)	–
Change in foreign exchange rates	(2,487)	3,203
Balance, end of year	$18,926	$21,373

(1)

In 2008, DAC amortization includes significant unlocking due to the impact of lower estimated gross profit arising from lower interest rate spreads. This unlocking contributed to the overall negative amortization during the year.

2009 Annual Report	77

VOBA is the equivalent of DAC for business acquired as a block. Amounts incurred during the year in relation to these costs are as follows:

As at December 31,	2009	2008
Balance, beginning of year	$4,239	$3,345
Amortization	(241)	(69)
Change in unrealized investment gains (losses)	(401)	363
Adoption of FSP No. FAS 115-2:
Impact on unrealized investment gains (losses)	(64)	–
Impact on VOBA asset	(46)	–
Change in foreign exchange rates	(425)	600
Balance, end of year	$3,062	$4,239

Amortization of the year end VOBA over the next five years is projected as follows:

Amortization
2010	$159
2011	$156
2012	$146
2013	$130
2014	$108

i)	Future U.S. GAAP Accounting and Reporting Changes

Consolidation accounting

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) – which was incorporated into FASB Codification Topic 810 – Consolidation (“ASC 810”) by ASU No. 2009-17 issued in December 2009. Modifications to ASC 810 will revise the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and include the following features:

■

A new concept of control – now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability. This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

■	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.

■

A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.

■	Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, which could result in consolidation by the decision maker.

■	Removal of the previous scope exception for qualifying special purpose entities.

ASC 810 retains a scope exception for consolidation by investment companies of their investments. These amendments to ASC 810 will be effective for the Company on January 1, 2010. In January 2010, the FASB voted to defer these amendments for relationships with investment companies. The Company is currently evaluating the impact of adopting these amendments to ASC 810 on the Company’s consolidated financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140, which was incorporated into FASB Codification Topic 860 – Transfers and Servicing (“ASC 860”) by ASU No. 2009-16 issued in December 2009. ASC 860 focuses on securitization activity and amendments affect the transferor’s derecognition principles for assets transferred. Amendments to ASC 860 eliminate the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 will not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 will strengthen the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 will require that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.

These amendments to ASC 860 will be effective on a prospective basis for transfers of financial assets occurring on or after January 1, 2010. The Company is currently evaluating the impact of adopting these amendments to ASC 860 on the Company’s consolidated financial statements.

78	2009 Annual Report

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company does not anticipate including a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

j)	Recent U.S. GAAP Accounting and Reporting Changes

FASB Accounting Standards Codification

Effective July 1, 2009, the Company adopted FASB Statement No.168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and FASB Accounting Standards Codification Accounting Standards Update (“ASU”) No. 2009-1, Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 –The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.

FASB Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Codification as the single source of authoritative U.S. GAAP recognized by the FASB, to be applied by nongovernmental entities and to supersede all previous U.S. GAAP literature. The adoption of the ASC had no effect on the Company’s financial statements, as it did not change U.S. GAAP principles.

Fair Value Measurements

Effective April 1, 2009, the Company adopted FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now incorporated into FASB Codification Topic 820 – Fair Value Measurements and Disclosures (“ASC 820”). This accounting guidance carries forward and elaborates on previous fair value concepts. The fair value of an asset or liability continues to be the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date under then-current market conditions. ASC 820 now provides indicators of when a transaction is considered disorderly and elaborates on how to determine the fair value of a financial instrument if such conditions exist. The adoption of this new guidance had no impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009 – 12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities That Calculate Net Asset per Share (or Its Equivalent). This amendment to ASC 820 allows entities to use the net asset value of certain investments when determining fair value, provided certain criteria are met. This amendment to ASC 820 was effective for the Company’s financial statements for the year ended December 31, 2009. The adoption of this new amendment had no impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-5, Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value. This amendment to ASC 820 simplifies in certain instances the assessment of fair value of a liability. This amendment, when applicable, allows the use of the fair value of the instrument associated with the liability when it is traded as an asset to be used as a proxy for its fair value as a liability, given inherent difficulties in measuring the fair value of such liabilities directly. The fair value of the liability is not adjusted to reflect any restrictions on its transfer. This amendment was effective for the Company’s financial statements for the year ended December 31, 2009. The adoption of this new amendment had no impact on the Company’s financial statements.

Other than Temporary Impairments

Effective April 1, 2009, the Company adopted FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments which is now incorporated into FASB Codification Topic 320 – Investments – Debt and Equity Securities (“ASC 320”). In addition, on April 13, 2009, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 which reflects these changes to ASC 320. Collectively, this new guidance removes the concept of “intent and ability to hold until recovery of value” associated with OTTI of a debt security whose fair value is less than its cost. Impairment losses should be recorded in earnings on a held-to-maturity or AFS debt security only when management does not expect to recover the amortized cost of the security.

The Company’s adoption of this new accounting guidance required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and corresponding amount to accumulated other comprehensive income for AFS debt securities and other actuarial related balances included in other comprehensive income, and related impact on deferred acquisition costs, as applicable, as at April 1, 2009.

The adoption resulted in an increase of retained earnings of $1,628, as well as a corresponding increase (decrease) in other comprehensive income of $(1,673) attributable to AFS debt securities of $(2,052), actuarial reserves of $62, deferred acquisition costs of $283, deferred revenue of $(7), and value of business acquired of $41. Other balance sheet items increased (decreased) as follows; actuarial liabilities of $6, deferred acquisition costs of $(6), deferred revenue of $3 and value of business acquired of $(30). All amounts are net of tax.

Noncontrolling interests in Consolidated Financial Statements

Effective January 1, 2009 the Company adopted FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which is now incorporated into FASB Codification Topic 810 – Consolidation (“ASC 810”). ASC 810 presents accounting guidance for noncontrolling interests in a subsidiary and for deconsolidation of a subsidiary. Noncontrolling interests in subsidiaries are included in a separate component of equity on the Consolidated Balance Sheet, net income

2009 Annual Report	79

attributable to both the Company’s interest and the noncontrolling interests are presented separately on the Consolidated Statement of Operations, and any changes in the Company’s ownership of a subsidiary which does not result in deconsolidation would be accounted for as transactions in the Company’s own stock. Deconsolidation will typically result in the recognition of a gain or loss, with any retained noncontrolling interest measured initially at fair value. This accounting guidance was applied prospectively, except for the presentation and disclosure requirements which were applied retrospectively. The adoption of this accounting guidance had no measurement impact on the Company’s financial statements. The additional disclosure requirements for noncontrolling interests in subsidiaries are presented in notes 21 a, b, d and k.

Business Combinations

Effective January 1, 2009, the Company adopted FASB Statement No. 141 (revised 2007), Business Combinations, which replaced Statement No. 141, Business Combinations and which is now incorporated into FASB Codification Topic 805 – Business Combinations (“ASC 805”). ASC 805 retains the principle that all business combinations are required to be accounted for under the acquisition method of accounting but the method of applying the acquisition method was modified in a number of significant aspects. Some of the more significant new requirements under ASC 805 include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any noncontrolling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions,

■	all acquisition costs associated with the business combination are expensed as incurred, and

■	adjustments to valuation allowances on deferred taxes and acquired tax contingencies are no longer part of the acquisition accounting, instead they affect income tax expense.

These changes are effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except that the change in accounting for adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions applies to acquisitions occurring prior to January 1, 2009. The adoption of these changes had no impact on the Company’s financial statements.

Subsequent events

In February 2010, the FASB issued updated guidance under Topic 855, Subsequent Events (Topic 855 (FASB Statement No 165, Subsequent Events)). Topic 855 requires SEC filers (as defined) to evaluate subsequent events through the date the financial statements are issued. The adoption of this guidance had no impact on the Company’s financial statements.

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “fair value option”), which is now incorporated into FASB Codification Topic 825 – Financial Instruments. The objective of the fair value option is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. The fair value option provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

On January 1, 2008, the Company elected to adopt the fair value option for certain bonds previously classified as AFS which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of this guidance resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Accounting Standards No. 157, Fair Value Measurements which is now incorporated into the FASB Codification Topic 820 – Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. This guidance was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption. The impact of changing valuation methods to comply with this guidance resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, on January 1, 2008.

k)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and

80	2009 Annual Report

John Hancock Financial Services, Inc. (“JHF”) merged with and into The Manufacturers Investment Corporation (“MIC”). Each of JHUSA and MIC is, and each of the Variable Company and the Life Company was, a wholly-owned subsidiary of MFC. John Hancock Life Insurance Company of New York (the “JHNY”) is also a wholly-owned subsidiary of MFC.

The mergers were accounted for by the pooling of interest method. The following condensed consolidating financial information, presented in accordance with U.S. GAAP, reflects the effects of the mergers. The condensed consolidating financial information for JHUSA for the year ended December 31, 2008 has been restated to include the financial information of both the Life Company and the Variable Company. Similarly, the condensed consolidating financial information for MIC for the year ended December 31, 2008 has been restated to include the financial information of JHF. The condensed consolidating financial information, and the related disclosure have been included in these consolidated financial statements with respect to JHUSA and JHNY in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to MIC, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to MIC, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Prior to the mergers, the Variable Company sold deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

Prior to the mergers, the Life Company sold medium-term notes to retail investors under its SignatureNotes program. MFC fully and unconditionally guaranteed the payment obligations of the Variable Company under the MVAs and the Life Company under the SignatureNotes. Both the MVAs and the SignatureNotes were registered with the Commission.

In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs and the Life Company’s rights and obligations with respect to the SignatureNotes.

On July 20, 2009, the Commission declared effective two joint registration statements, one of which was filed by MFC and JHUSA and one of which was filed by MFC and JHNY, and both of which relate to MVAs to be sold by each of JHUSA and JHNY, respectively, on or after the effective date of the respective joint registration statement. The payment of the MVAs issued by JHUSA and JHNY will be fully and unconditionally guaranteed by MFC.

On December 9, 2009, the Commission declared effective a joint registration statement filed by MFC and JHUSA relating to medium term notes to be issued by JHUSA after the effective date of such registration statement, the payment of which will be fully and unconditionally guaranteed by MFC. JHUSA intends to sell SignatureNotes pursuant to this registration statement.

On January 4, 2010, the Commission declared effective a joint registration statement filed by MFC and JHUSA relating to MVAs to be sold by JHUSA after the effective date of such registration statement, the payment of which will be fully and unconditionally guaranteed by MFC.

The SignatureNotes and MVAs assumed or issued in the future by JHUSA are collectively referred to in this note as the “Guaranteed Securities”.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the MVAs issued by JHNY and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or the MVAs issued by JHNY or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. The assets of MFC consist primarily of the outstanding capital stock of its subsidiaries and investments in other international subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries,

2009 Annual Report	81

offset by expenses and shareholder dividends and stock repurchases for MFC. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 19(i).

In the United States, insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are also described in note 19(i).

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, reflects the effects of the mergers and is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission. In the case of MIC, a reporting issuer in all of the provinces of Canada, the condensed consolidating financial information is provided as a condition of MIC’s reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Condensed Consolidating Balance Sheet

As at December 31, 2009	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$3	$87	$89,143	$2,162	$112,478	$(1,086)	$202,787
Investments in unconsolidated subsidiaries	34,194	20,645	3,664	1	17	(58,521)	–
Other assets	693	847	34,009	772	25,500	(17,588)	44,233
Separate account assets	–	–	118,702	6,958	50,252	(1,463)	174,449
Total assets	$34,890	$21,579	$245,518	$9,893	$188,247	$(78,658)	$421,469
Liabilities and equity
Policy liabilities	$–	$–	$90,310	$1,075	$89,511	$(6,371)	$174,525
Consumer notes	–	–	1,261	–	–	–	1,261
Other liabilities	562	995	18,081	382	21,928	(10,118)	31,830
Long-term debt	2,900	1,011	–	–	602	(1,194)	3,319
Liabilities for preferred shares and capital instruments	344	–	1,063	–	6,507	(3,327)	4,587
Separate account liabilities	–	–	118,702	6,958	50,252	(1,463)	174,449
Shareholders’ equity	31,084	19,573	16,101	1,478	18,953	(56,105)	31,084
Noncontrolling interest in subsidiaries	–	–	–	–	494	(80)	414
Total liabilities and equity	$34,890	$21,579	$245,518	$9,893	$188,247	$(78,658)	$421,469

As at December 31, 2008
Assets
Invested assets	$23	$271	$98,891	$1,649	$101,110	$(1,679)	$200,265
Investments in unconsolidated subsidiaries	28,913	21,564	2,918	1	22	(53,418)	–
Other assets	691	539	44,525	887	25,203	(16,111)	55,734
Separate account assets	–	–	106,230	5,957	37,858	(1,553)	148,492
Total assets	$29,627	$22,374	$252,564	$8,494	$164,193	$(72,761)	$404,491
Liabilities and equity
Policy liabilities	$–	$–	$103,431	$1,074	$85,781	$(6,350)	$183,936
Consumer notes	–	–	1,959	–	–	–	1,959
Other liabilities	1,220	2,106	23,663	556	18,638	(8,662)	37,521
Long-term debt	3,300	407	–	–	593	(579)	3,721
Liabilities for preferred shares and capital instruments	342	–	1,244	–	3,898	(1,803)	3,681
Separate account liabilities	–	–	106,230	5,957	37,858	(1,553)	148,492
Shareholders’ equity	24,765	19,861	16,037	907	16,929	(53,734)	24,765
Noncontrolling interest in subsidiaries	–	–	–	–	496	(80)	416
Total liabilities and equity	$29,627	$22,374	$252,564	$8,494	$164,193	$(72,761)	$404,491

82	2009 Annual Report

Condensed Consolidating Statements of Operations

For the year ended December 31, 2009	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$4,303	$31	$8,620	$–	$12,954
Net investment income	30	129	3,103	199	5,639	(99)	9,001
Fee income and other revenue	61	(4)	2,516	225	6,707	(1,641)	7,864
Total revenue	$91	$125	$9,922	$455	$20,966	$(1,740)	$29,819
Policy benefits and expenses
Policyholder benefits	$–	$–	$6,129	$(108)	$11,739	$(10)	$17,750
Commissions, investment and general expenses	42	30	2,299	63	4,039	(1,589)	4,884
Amortization of deferred acquisition costs and value of business acquired	–	–	1,247	129	1,035	(3)	2,408
Other	250	73	555	8	728	(138)	1,476
Total policy benefits and expenses	$292	$103	$10,230	$92	$17,541	$(1,740)	$26,518
Income (loss) before income taxes	$(201)	$22	$(308)	$363	$3,425	$–	$3,301
Income tax (expense) recovery	44	(76)	284	(124)	(286)	–	(158)
Income (loss) after income taxes	$(157)	$(54)	$(24)	$239	$3,139	$–	$3,143
Equity in net income (loss) of unconsolidated subsidiaries	3,289	378	420	–	–	(4,087)	–
Net income (loss)	$3,132	$324	$396	$239	$3,139	$(4,087)	$3,143
Attributed to:
Noncontrolling interest	$–	$–	$–	$–	$16	$(5)	$11
Participating policyholders	(186)	(48)	(21)	–	(119)	188	(186)
Shareholders	3,318	372	417	239	3,242	(4,270)	3,318
	$3,132	$324	$396	$239	$3,139	$(4,087)	$3,143

For the year ended December 31, 2008
Revenue
Premium income	$–	$–	$65	$19	$14,287	$(326)	$14,045
Net investment income	4	(21)	4,725	196	(3,411)	(173)	1,320
Fee income and other revenue	58	8	2,154	174	5,808	(1,950)	6,252
Total revenue	$62	$(13)	$6,944	$389	$16,684	$(2,449)	$21,617
Policy benefits and expenses
Policyholder benefits	$–	$–	$5,643	$391	$12,115	$(384)	$17,765
Commissions, investment and general expenses	12	27	1,814	54	4,701	(1,895)	4,713
Amortization of deferred acquisition costs and value of business acquired	–	–	(315)	(37)	(367)	(20)	(739)
Other	88	80	568	5	901	(150)	1,492
Total policy benefits and expenses	$100	$107	$7,710	$413	$17,350	$(2,449)	$23,231
Income (loss) before income taxes	$(38)	$(120)	$(766)	$(24)	$(666)	$–	$(1,614)
Income tax (expense) recovery	(14)	43	420	12	352	–	813
Income (loss) after income taxes	$(52)	$(77)	$(346)	$(12)	$(314)	$–	$(801)
Equity in net income (loss) of unconsolidated subsidiaries	(763)	(162)	6	–	–	919	–
Net income (loss)	$(815)	$(239)	$(340)	$(12)	$(314)	$919	$(801)
Attributed to:
Noncontrolling interest	$–	$–	$–	$–	$18	$(4)	$14
Participating policyholders	44	96	100	–	(136)	(60)	44
Shareholders	(859)	(335)	(440)	(12)	(196)	983	(859)
	$(815)	$(239)	$(340)	$(12)	$(314)	$919	$(801)

2009 Annual Report	83

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2009	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$3,132	$324	$396	$239	$3,139	$(4,087)	$3,143
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,289)	(378)	(420)	–	–	4,087	–
Increase in actuarial liabilities and policy related items	–	–	(457)	5	10,969	–	10,517
Net realized investment gains and other investment items	(25)	(107)	2,044	(1)	(2,498)	–	(587)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(509)	17	(440)	–	(932)
Amortization of premium/discount	–	–	166	7	(548)	–	(375)
Other amortization	–	1	144	–	251	–	396
Future income tax expense (recovery)	(22)	69	(121)	33	495	–	454
Stock option expense	–	–	10	–	14	–	24
Dividends from unconsolidated subsidiaries	3,300	514	–	–	–	(3,814)	–
Net (loss) income adjusted for non-cash items	$3,096	$423	$1,253	$300	$11,382	$(3,814)	$12,640
Change in other operating assets and liabilities	60	(486)	2,880	(158)	(2,186)	–	110
Cash (used in) provided by operating activities	$3,156	$(63)	$4,133	$142	$9,196	$(3,814)	$12,750
Investing activities
Purchase and mortgage advances	$–	$–	$(20,120)	$(887)	$(27,422)	$–	$(48,429)
Disposals and repayments	–	–	19,245	258	18,681	–	38,184
Change in investment broker net receivables and payables	–	–	(94)	–	35	–	(59)
Redemption of preferred shares issued by a subsidiary	668	–	–	–	–	(668)	–
Net cash decrease from purchase of subsidiaries	–	–	–	–	(13)	–	(13)
Notes receivable from affiliates	–	–	13	–	1,446	(1,459)	–
Notes receivable from parent	–	–	–	–	(138)	138	–
Notes receivable from subsidiaries	(59)	–	–	–	–	59	–
Capital contribution to unconsolidated subsidiaries	(4,986)	–	(973)	–	–	5,959	–
Return of capital from unconsolidated subsidiaries	–	651	66	–	–	(717)	–
Investment in common shares of related company	–	(571)	–	–	–	571	–
Cash (used in) provided by investing activities	$(4,377)	$80	$(1,863)	$(629)	$(7,411)	$3,883	$(10,317)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$(1,123)	$–	$(1,123)
Issue of long-term debt, net proceeds	1,592	–	–	–	1	–	1,593
Repayment of long-term debt	(2,000)	–	–	–	–	–	(2,000)
Return of capital to parent	–	–	–	–	(1,951)	1,951	–
Capital contribution by parent	–	1,234	–	550	2,459	(4,243)	–
Net redemptions of structured products	–	–	(508)	155	(2,355)	–	(2,708)
Bank deposits, net	–	–	(1,712)	–	4,307	–	2,595
Capital from joint venture partner	–	–	–	–	35	–	35
Consumer notes matured	–	–	(527)	–	–	–	(527)
Shareholder dividends paid in cash	(1,149)	(691)	–	–	(3,123)	3,814	(1,149)
Notes payable to affiliates	(763)	(667)	–	–	(30)	1,460	–
Notes payable to parent	–	–	–	–	59	(59)	–
Notes payable to subsidiaries	138	–	–	–	–	(138)	–
Funds repaid, net	–	–	–	–	(10)	–	(10)
Issue of debentures	–	–	–	–	1,000	–	1,000
Tax benefit of stock options exercised	–	–	9	–	(10)	1	–
Redemption of preferred shares	–	–	–	–	(668)	668	–
Preferred shares issued, net	784	–	–	–	–	–	784
Common shares issued, net	2,599	–	–	–	3,379	(3,523)	2,455
Cash provided by (used in) financing activities	$1,201	$(124)	$(2,738)	$705	$1,970	$(69)	$945
Cash and short-term securities
Increase (decrease) during the year	$(20)	$(107)	$(468)	$218	$3,755	$–	$3,378
Currency impact on cash and short-term securities	–	(70)	(1,178)	(133)	(553)	–	(1,934)
Balance, January 1	23	264	9,259	708	6,626	–	16,880
Balance, December 31, 2009	$3	$87	$7,613	$793	$9,828	$–	$18,324
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$23	$264	$9,630	$708	$6,734	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(371)	–	(108)	–	(479)
Net cash and short-term securities, January 1	$23	$264	$9,259	$708	$6,626	$–	$16,880
End of year
Gross cash and short-term securities	$3	$87	$7,891	$812	$10,056	$–	$18,849
Net payments in transit, included in other liabilities	–	–	(278)	(19)	(228)	–	(525)
Net cash and short-term securities, December 31	$3	$87	$7,613	$793	$9,828	$–	$18,324

84	2009 Annual Report

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2008	Manulife Financial Corporation (Guarantor)	The Manufacturers Investment Corporation	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$(815)	$(239)	$(340)	$(12)	$(314)	$919	$(801)
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	763	162	(6)	–	–	(919)	–
Increase in actuarial liabilities and policy related items	–	–	6,979	68	3,056	–	10,103
Net realized investment gains and other investment items	6	39	100	(11)	6,833	–	6,967
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(2,300)	(189)	(1,949)	–	(4,438)
Amortization of premium/discount	–	–	174	1	366	–	541
Other amortization	–	(4)	130	–	245	–	371
Future income tax expense (recovery)	5	10	143	(22)	(1,266)	–	(1,130)
Stock option expense	–	–	9	–	15	–	24
Dividends from unconsolidated subsidiaries	2,150	1,045	–	–	2,657	(5,852)	–
Net income (loss) adjusted for non-cash items	$2,109	$1,013	$4,889	$(165)	$9,643	$(5,852)	$11,637
Change in other operating assets and liabilities	84	(160)	1,900	255	(2,754)	–	(675)
Cash provided by (used in) operating activities	$2,193	$853	$6,789	$90	$6,889	$(5,852)	$10,962
Investing activities
Purchase and mortgage advances	$–	$–	$(16,841)	$(416)	$(32,310)	$–	$(49,567)
Disposals and repayments	–	–	17,110	251	24,498	–	41,859
Change in investment broker net receivables and payables	–	–	(11)	(5)	34	–	18
Subscription of preferred shares issued by a subsidiary	(714)	–	–	–	–	714	–
Net cash decrease from purchase of subsidiaries	–	–	–	–	(16)	–	(16)
Notes receivable from affiliates	(2)	841	(342)	–	(918)	421	–
Notes receivable from parent	–	–	–	–	737	(737)	–
Notes receivable from subsidiaries	(172)	–	–	–	–	172	–
Capital contribution to unconsolidated subsidiaries	–	(2,856)	(480)	–	480	2,856	–
Cash (used in) provided by investing activities	$(888)	$(2,015)	$(564)	$(170)	$(7,495)	$3,426	$(7,706)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$1,046	$–	$1,046
Issue of long-term debt, net proceeds	3,916	–	–	–	–	–	3,916
Repayment of long-term debt	(1,000)	(179)	(3)	–	(429)	–	(1,611)
Dividends paid to parent	2,438	(2,657)	(1,024)	–	(21)	1,264	–
Return of capital to parent	–	–	–	–	(2,881)	2,881	–
Capital contribution by parent	(1,167)	2,881	509	367	3,146	(5,736)	–
Capital reduction	–	–	–	–	(2,438)	2,438	–
Net redemptions of structured products	–	–	(2,170)	175	(3,649)	–	(5,644)
Bank deposits, net	–	–	(852)	–	2,986	–	2,134
Consumer notes matured	–	–	(703)	–	–	–	(703)
Shareholder dividends paid in cash	(1,524)	–	–	–	(2,150)	2,150	(1,524)
Notes payable to affiliates	841	668	(77)	–	(1,010)	(422)	–
Notes payable to parent	–	–	–	–	172	(172)	–
Notes payable to subsidiaries	(737)	–	–	–	–	737	–
Funds borrowed, net	–	–	–	–	34	–	34
Tax benefit of stock options exercised	–	–	2	–	(2)	–	–
Purchase and cancellation of common shares	(403)	–	–	–	–	–	(403)
Preferred shares (redeemed) issued by a subsidiary	–	–	–	–	714	(714)	–
Common shares issued, net	(3,646)	–	–	–	5,900	–	2,254
Cash (used in) provided by financing activities	$(1,282)	$713	$(4,318)	$542	$1,418	$2,426	$(501)
Cash and short-term securities
Increase (decrease) during the year	$23	$(449)	$1,907	$462	$812	$–	$2,755
Currency impact on cash and short-term securities	–	103	670	21	1,344	–	2,138
Balance, January 1	–	610	6,682	225	4,470	–	11,987
Balance, December 31, 2008	$23	$264	$9,259	$708	$6,626	$–	$16,880
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$–	$610	$7,034	$225	$4,606	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(352)	–	(136)	–	(488)
Net cash and short-term securities, January 1	$–	$610	$6,682	$225	$4,470	$–	$11,987
End of year
Gross cash and short-term securities	$23	$264	$9,630	$708	$6,734	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(371)	–	(108)	–	(479)
Net cash and short-term securities, December 31	$23	$264	$9,259	$708	$6,626	$–	$16,880

Note 22    ^    Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

2009 Annual Report	85